2014 ANNUAL REPORT

ASIAN DEVELOPMENT BANK

Improving lives throughout Asia and the Pacific



ADB

CONTENTS

USB CONTENTS

ASIA AND THE PACIFIC IS CHANGING FAST

POVERTY DOWN
More people have escaped poverty in the past 20 years than ever before

INEQUALITY UP
The gap between rich and poor is growing

REGIONAL FUNDING GAPS TO 2020
$8 trillion for infrastructure
$240 billion to neutralize climate change impact

EMERGING ISSUES AS NATIONS DEVELOP
Aging populations
Lack of good jobs
Environmental degradation
Persistent poverty

AND SO IS ADB

2008

ADB's long-term strategic framework Strategy 2020 commits us to help the region and its people develop through:

- Inclusive economic growth
- Environmentally sustainable growth
- Regional integration

There are still many challenges to tackle in our region—traditional ones and emerging ones. ADB must also transform to meet these challenges with reforms and innovative solutions.

2014

ADB's Midterm Review of Strategy 2020 sharpens our operational focus to better address the development challenges of a transforming region through:

- Increased emphasis on inclusiveness
- Promoting innovation and resilience
- Strengthening support for middle-income countries

WHO WE ARE

ADB

ADB is an international development finance institution. We provide loans, grants, and expertise to our developing member countries to help them alleviate poverty and create a world in which everyone can share in the benefits of growth.

President **Takehiko Nakao**
Headquarters **Manila, Philippines**
Founded **1966**

67 Members **48** Regional members **19** Nonregional members **32** Field offices **2,997** Total employees

ADB AT WORK

In 2014, our assistance totaled **$22.93 BILLION** including **$13.69 billion financed by ADB and $9.24 billion in cofinancing**

REGIONS



$5.21 billion
CENTRAL AND WEST ASIA
$3.00 billion
EAST ASIA
$7.18 billion
SOUTHEAST ASIA
$0.58 billion
REGIONAL
$0.20 billion
PACIFIC
$6.75 billion
SOUTH ASIA

SECTORS



FINANCE
$3.50 billion
ENERGY
$6.65 billion
HEALTH
$0.03 billion
INDUSTRY & TRADE
$0.48 billion
EDUCATION
$0.98 billion
INFORMATION & COMMUNICATION TECHNOLOGY
$1.79 million
AGRICULTURE, NATURAL RESOURCES & RURAL DEVELOPMENT
$1.45 billion
MULTISECTOR
$0.79 billion
PUBLIC SECTOR MANAGEMENT
$2.41 billion
WATER & OTHER URBAN INFRASTRUCTURE & SERVICES
$2.29 billion
TRANSPORT
$4.36 billion

2014 ANNUAL REPORT

ASIAN DEVELOPMENT BANK

ADB


MTR ACTION PLAN:
ADB will expand support for the environment and adaption to climate change.

President's Message



Asia and the Pacific has undergone profound change since the turn of the millennium. Only 15 years ago, poverty was a blight on our region. Today, we have achieved the first of the Millennium Development Goals—to halve extreme poverty—ahead of the 2015 deadline. But statistics don't always tell the whole story. As I visit projects around the region and meet with our development partners, I see too many people living in hardship. They may now earn more than $1.25 a day—the official measure of extreme poverty, which includes about 700 million people—but it still isn't enough to provide adequate shelter, nutritious food, or a safe environment for their children.

When defining extreme poverty, we must take into account the impact on Asia's poor of rising food prices and more frequent natural disasters. Doing so will raise the poverty threshold to $1.51-a-day and mean that almost 1.8 billion people are identified as poor. Poverty on this scale is unacceptable. Helping those who have fallen behind, or have never caught up, must remain the priority.

The Asian Development Bank (ADB) has examined its own priorities. In 2014, some 6 years after we introduced our long-term strategic agenda, Strategy 2020, we again took stock to ensure we remained relevant and responsive to the evolving needs of our member countries. The Midterm Review (MTR) of Strategy 2020 called on ADB to sharpen and rebalance its operational focus. In response, the MTR Action Plan, approved in July, contains more than 190 initiatives that will make ADB more efficient and effective. Helping the region address its enormous infrastructure needs will remain our focus, but we will channel more resources into areas where they're needed most: private sector development, climate change, disaster risk prevention and management, and social protection. We will also double our investments in health and education. Inclusiveness, innovation, and a commitment to share our development knowledge and expertise will inform everything we do.

I'm pleased to share these initiatives in this report. In September, for example, we established a public–private partnership office to provide governments with advice on how to engage private sector financing and expertise for infrastructure projects (see page 37). We've also streamlined our procurement process to minimize project delays (page 44). An initiative to combine our concessional lending operations with our ordinary capital resources balance sheet will significantly enhance ADB's lending capacity (page 14).

In 2014, ADB approved $22.93 billion in development assistance, including $13.69 billion from ADB and special funds, and a record $9.24 billion in cofinancing. We also disbursed over $10 billion for the first time in 5 years. These numbers emphasize ADB's push for improved project implementation and for greater private sector participation and cofinancing schemes to help fund the estimated $8 trillion required to close the region's infrastructure gap over the next decade.

My resolve is that ADB remains proactive and responsive, striving for even greater achievements in poverty reduction as we approach 2020.



Takehiko Nakao
President and Chairman
Board of Directors

Management Team



Left to right: Vice-Presidents Bindu N. Lohani, Lakshmi Venkatachalam, Stephen P. Groff, Thierry de Longuemar, Bruce L. Davis, Wencai Zhang; Managing Director General Juan Miranda; The Secretary Woo Chong Um

Board of Directors



Front row, from left: Directors Maurizio Ghirga, Umesh Kumar, Maliami bin Hamad, Kazuhiko Koguchi, Robert M. Orr; President and Chairman of the Board of Directors Takehiko Nakao; Directors Yeo Kwon Yoon, Zhongjing Wang, Anthony Baker, Muhammad Sami Saeed, David Murchison. *Back row:* Alternate Directors René Legrand; Iqbal Mahmood; Khin Khin Lwin; Hideo Fukushima; Michael Strauss; M P D U K Mapa Pathirana; Wenxing Pan; Richard Sisson; Dominic Walton-France; Gaudencio Hernandez, Jr.; Armand Evers.

Not in photo: Directors Bhimantara Widyajala, Richard Edwards; Alternate Director Mario Sander.

The Board of Directors is responsible for the overall direction of ADB, including the approval of policies, loans, grants, equity investments, and guarantees. It also plays a vital role in ensuring that ADB shareholder guidance is implemented.

The Board approves work programs and budget frameworks, and the salaries and benefits of staff. It reviews and endorses ADB's annual financial statements, the budget, and the allocation of net income for approval by the Board of Governors at each annual meeting. The Board of Directors participates in various events during ADB's annual meeting, which, in 2014, was hosted by the city of Astana, Kazakhstan.

The Board meets as often as required to manage the business of ADB. In 2014, it held 44 formal meetings and 25 informal meetings, seminars, and briefings. The Board approved $13.69 billion in loans, grants, equity investments, guarantees, and technical assistance.

COMMITTEE WORK

The Board's work is supported by six committees: Audit, Budget Review, Compliance Review, Development Effectiveness, Ethics, and Human Resources. These committees meet several times throughout the year, providing guidance to Management and the Board.

The Budget Review Committee faced new challenges in 2014. ADB introduced a more integrated approach for reviewing ADB's lending capacity, operations, budget, and salaries and benefits. The approach included a new, iterative process for financial operations and budget planning, and the Budget Review Committee led the Board's involvement in this process. The committee also considered the resources needed to implement the Midterm Review (MTR) of Strategy 2020 Action Plan and efficiency measures undertaken by operational and administrative staff. These issues were also discussed at the annual Board–Management Retreat.

On the advice of the Budget Review Committee, the Board endorsed ADB's Work Program and Budget Framework, 2015–2017. The Board also approved the Asian Development Bank Institute Three-Year Rolling Work Program, 2015–2017 and Budget for 2015.

The Development Effectiveness Committee assists the Board to ensure that the programs and activities of ADB are effective. In 2014, the committee considered a number of evaluations prepared by ADB's Independent Evaluation Department. These included ADB support for inclusive growth, climate change, enhancing governance in public sector operations, the role of technical assistance in ADB operations, and the performance of ADB's Trade Finance Program. The committee also considered the first phase of an operational review of ADB's safeguards policy, and the first assessment of the performance of ADB assistance to Tajikistan between 1998 and 2013.

CHANGING THE DYNAMICS

During the year, the Board considered two important issues affecting the strategic direction of ADB: the MTR of Strategy 2020, and a proposal to combine the lending operations of the Asian Development Fund (ADF)—ADB's concessional financing—with the institution's ordinary capital resources balance sheet.

The Board was deeply engaged in the process for the MTR of Strategy 2020. Board members undertook consultations with their respective constituencies and helped to convey the priorities of member countries to ADB. The Board held formal and informal discussions with ADB on aspects of the review.

The Board discussed the issue of expanding ADB's capital base, and considered a number of measures aimed at enhancing ADB's overall lending capacity. The Board provided extensive advice on the proposal to merge ADF lending with ADB's ordinary capital resources, which is expected to enhance the financial capacity of ADB through more efficient and effective management of its capital resources. This reform would strengthen ADB support to vulnerable countries—mostly countries accessing the ADF—to address persistent poverty and economic fragility. Improved financial capacity will also help confront environmental challenges, infrastructure gaps, and conflict-affected situations. It will provide increased support for private sector operations.

ENGAGING OUR BORROWERS

The Board engages with developing member countries (DMCs) in several ways. It receives visiting delegations at ADB headquarters in Manila, and it considers and approves country partnership strategies, which outline how ADB will assist each DMC to achieve the objectives of its development plan.

In 2014, the Board endorsed country partnership strategies for Azerbaijan, Bhutan, Cambodia, and Fiji.

The Board also undertakes missions to DMCs in the form of Board Group Visits and consultations. Board Group Visits involve a number of Board members visiting particular countries to observe ADB operations, and to discuss development priorities and challenges with government officials, other development partners, business and community groups, and people who benefit from projects funded by ADB. Consultations involve Board members visiting the countries they represent for discussions with their governments.

Board Group Visits were conducted to Bhutan and Nepal in February and March 2014, to the Federated States of Micronesia and the Marshall Islands in June, to Bangladesh in September, and to Cambodia and Viet Nam in October.

Board members also visited various municipalities in Leyte province and other areas of the Philippines affected by Typhoon Yolanda (internationally called Haiyan). They met with recipients of ADB assistance and provincial and local officials, observed ongoing reconstruction activities, and visited the ADB office in Tacloban City.



The Board group visited Bhutan in late February 2014. The group toured the ADB-funded Urban Infrastructure Development Project in Thimphu, and the Dagachhu Hydropower Project in Dagana (pictured). It also received an audience with H.M. Jigme Khesar Namgyel Wangchuck, the King of Bhutan, and met with senior government officials, including the Prime Minister, H.E. Tshering Tobgay.

Financial Highlights

APPROVALS BY FINANCING SOURCE, 2014

Ordinary Capital Resources

$10.438 B

Special Funds Resources

$3.250 B

Direct Value-Added Cofinancing

$9.237 B

FINANCIAL OPERATIONS

In 2014, ADB's operations totaled $22.93 billion, of which $13.69 billion was financed by ADB (ordinary capital resources [OCR] and Special Funds Resources) and $9.24 billion by cofinancing partners. Sovereign operations, including official and technical assistance cofinancing, totaled $15.99 billion. Nonsovereign operations, including cofinancing, totaled $6.94 billion.

Disbursements totaled $10.01 billion, an increase of $1.47 billion (17%) from 2013.

Sovereign and Nonsovereign Approvals, 2010–2014

($ million)	2010[a]	2011[a]	2012[a]	2013[a]	2014
Sovereign	14,463	14,600	13,429	16,450	15,990
Loans	10,410	10,580	10,457	11,740	11,205
Equity Investments	–	150	–	–	–
Grants[b]	952	614	670	849	405
Technical Assistance	171	137	146	149	148
Direct Value-Added Cofinancing	2,930	3,119	2,155	3,712	4,232
Official Cofinancing[c]	2,782	2,909	2,009	3,435	4,090
Technical Assistance Cofinancing[d]	148	210	146	277	142
Nonsovereign	3,474	5,774	7,496	4,541	6,935
Loans	815	1,250	916	1,425	1,714
Equity Investments	235	44	131	142	185
Guarantees	190	267	128	35	20
Supply Chain Finance[e]	–	–	200	–	–
Technical Assistance	2	8	5	6	11
Direct Value-Added Cofinancing	2,232	4,205	6,117	2,933	5,006
Official Cofinancing[c]	2	–	19	135	194
Commercial Cofinancing[f]	2,229	4,204	6,097	2,797	4,809
B Loans	200	200	200[g]	220[g]	863[g]
Parallel Loans	479	1,623	3,341	109	1,503
Parallel Equity	–	–	–	–	340
Trade Finance Program Cofinancing	1,549	2,381	2,344	2,279	2,039
Guarantee Cofinancing[h]	–	–	87	75	8
Risk Transfer[i]	–	–	126	113	56
Technical Assistance Cofinancing[d]	1	1	0	1	2
TOTAL	**17,936**	**20,374**	**20,925**	**20,991**	**22,925**

– = nil, 0 = less than $500,000.

Note: Totals may not add up because of rounding.

a Excludes terminated loans, grants, equities, guarantees, and technical assistance.

b Refer to investment grants.

c In 2014, the different sources of cofinancing were clarified by including a new category "other concessional cofinancing" comprising concessional financing from the private sector and public sources other than bilaterals and multilaterals.

d In 2014, Technical Assistance Cofinancing includes other concessional cofinancing.

e Supply Chain Finance is a program that provides guarantees and loans (both without government guarantee) through partner financial institutions to support payments to suppliers and distributors of goods in ADB's developing member countries.

f In 2011, the definition of direct value-added (DVA) commercial cofinancing was clarified by providing detailed criteria for qualification of DVA cofinancing. The figures for 2010–2014 reflect the new definition.

g B Loans includes US dollar and local currency complementary loans.

h For loans provided by third parties and not fully guaranteed by ADB, such as partial credit guarantees or partial risk guarantees, the portion of loans that is not guaranteed by ADB is considered as net DVA cofinancing and reported in the year of signing the guarantee agreements.

i This refers to the amount of ordinary capital resources allocation relief as a result of risk transfer arrangements, whereby a third party assumes risk under a guarantee or loan provided by ADB. The amount of allocation relief depends on the risk rating and nature of the counterparty.

AVAILABLE RESOURCES

Authorized and subscribed capital stock amounted to $154.09 billion and $153.06 billion, respectively. The decrease in the authorized capital and subscribed capital from 2013 to 2014 was mainly due to the strengthening of the US dollar against the special drawing rights (SDR). Other resources in OCR in the form of revenue and net realized gains amounted to $1.26 billion, of which $605.34 million was generated from the loan portfolio, $351.67 million from the investment portfolio, and $303.94 million from equity investment and other sources. Resources in the form of contributions and revenue in ADB's Special Funds totaled about $480.67 million. These mainly included the Asian Development Fund of $427.70 million, the Technical Assistance Special Fund of $34.62 million, the Asian Development Bank Institute of $12.65 million, the Regional Cooperation and Integration Fund of $3.66 million, and the Financial Sector Development Partnership Special Fund of $1.88 million.

In 2014, ADB raised $14.25 billion in medium- and long-term funds through public bond issues and private placements in 11 currencies. Public offerings amounted to $12.15 billion, which include two global benchmark bond issues denominated in euro and US dollars. The remaining $2.10 billion was raised through private placements.

Among the highlights of ADB's capital markets activities in 2014 were the issuance of its inaugural euro benchmark bonds totaling €1.5 billion ($2.1 billion equivalent) in April 2014, the first offshore Indian rupee-linked bonds totaling Rs3.0 billion ($49 million equivalent) in August, a return to the Canadian dollar Maple market with C$400 million ($364 million equivalent) in September, and a second Dimsum bond amounting to CNY1.0 billion ($164 million equivalent) in November. ADB continued to issue thematic bonds, raising $284 million equivalent from its sale of water bonds.

ADB also raised $2.42 billion of short-term funds under its Euro-Commercial Paper Program. At the end of 2014, only $475 million remained outstanding.

Resources as of end of period

($ million)	2010	2011	2012	2013	2014
Ordinary Capital Resources					
Authorized Capital	163,843	163,336	163,512	163,840	154,092
Subscribed Capital	143,950	162,487	163,129	162,809	153,056
Paid-in Capital and Reserves	15,878	16,534	16,420	17,138	16,938
Outstanding Debt	51,822	58,257	64,762[a]	61,615	62,688
Asian Development Fund	32,651	33,055	33,346	33,359	31,478

[a] From 2012 onward, amount includes accrued interest and commission.

TOTAL DISBURSEMENTS, 2010–2014
($ million)


2010 7,976
2011 8,266
2012 8,592
2013 8,542
2014 10,009

BORROWINGS (ORDINARY CAPITAL RESOURCES), 2010–2014
($ million)


2010 14,940
2011 14,446
2012 15,067
2013 12,725
2014 14,724

OPERATING INCOME (ORDINARY CAPITAL RESOURCES), 2010–2014
($ million)


2010 548
2011 587
2012 465
2013 469
2014 571


MTR ACTION PLAN: ADB will strengthen productivity and competitiveness by improving regional connections.

Responding to the Needs of Asia and the Pacific

The Asia and Pacific region has a remarkable record of economic growth, delivering average annual expansion of 7.6% from 2004 to 2014. Though the pace of growth eased in 2014, it still averaged a robust 6.3% across the 45 economies that make up the region. The next few years are also expected to deliver growth rates above 6%.

The impact of such growth on the region has been profound. Between 1990 and 2011, approximately 950 million people were lifted out of extreme poverty, with the rate—currently calculated by the number of people surviving on less than $1.25 a day—falling from 55.3% to 15.3%.

But these headline figures mask a range of development issues that continue to challenge the region's policy makers.

Inequality, the gap between rich and poor, continues to widen as the benefits of economic growth are unevenly distributed.

The region is exposed to greater environmental risks arising from climate change, and it is vulnerable to economic shocks and natural hazards. The gap between infrastructure needs and available financing also remains a problem.

Hundreds of millions of people remain in poverty.

Though $1.25 a day remains the official measure of extreme poverty, increasing evidence suggests that this indicator may be set too low. When the poverty line is adjusted to reflect updated data and consumption patterns from the region—and when food insecurity and vulnerability to economic shocks are considered—about 50% of the region's population in 2010 could have been classified as living in extreme poverty.

These development challenges require an ambitious, strategic focus to spur high economic growth, which is inclusive and environmentally sustainable, across the region.

MORE THAN
68.75 MILLION TONS
of cross-border cargo facilitated per year between 2011–2014



ADB ASSISTANCE WORKS



Turning the Soil to Turn Lives Around

Elham Musayev (pictured), 40, waited for years to turn the farming skills he had learned at his father's side into a small business. All he needed was a mini-tractor to boost productivity—and the money to buy it with.

Elham now grows cabbage, maize, and beetroot on land about 33 times the size of his old quarter-hectare plot, and provides 40 people with jobs for 4 months every year.

His success—and that of thousands of other small entrepreneurs in Azerbaijan in recent years—began with credit from AccessBank. Elham's investments were made possible by an ADB loan to AccessBank, which helped bring finance to Elham, and others generally excluded from state-owned bank credit services.

The project helped Azerbaijan reduce poverty and make growth more inclusive by expanding banking services to the country's comparatively poor, underserved rural areas. It also provided seed capital for the many micro, small, and medium-sized enterprises, like Elham's, that provide jobs, income, and services for the poor and the vulnerable.

The scheme helped spur private sector development in Azerbaijan. Private banks have grown their share in the finance sector's total assets, loans, and deposits every year since ADB's intervention. After a net loss in 2006, AccessBank has increased profits steadily, improved its standards and operations, raised capital by issuing bonds, and declared its first dividend.

ADB took special care to ensure that AccessBank financed projects and businesses that were environmentally and socially sound—a process that involved knowledge sharing between the two institutions.

STRATEGIC FOCUS: RESPONSIVENESS, RELEVANCE, EFFECTIVENESS

To address evolving development issues and ensure relevant responses, ADB conducted a Midterm Review (MTR) of its long-term strategic framework, Strategy 2020.

The MTR of Strategy 2020, approved by the ADB Board of Directors in April 2014, assessed the existing and emerging challenges for developing member countries (DMCs), and mapped out ways in which ADB can better serve all its member countries.

In July 2014, ADB adopted the MTR of Strategy 2020 Action Plan (MTR Action Plan). The plan consists of more than 190 initiatives that will enhance the responsiveness, relevance, and effectiveness of ADB operations. While infrastructure investment will remain the core operational focus, the MTR Action Plan also outlined measures to further promote inclusiveness, innovation, and the leveraging of knowledge.

In line with the MTR of Strategy 2020, ADB projects in 2014 supported sustained, inclusive economic growth in areas and regions where poverty levels are at their worst.



Toward 2020: ADB's Ten-Point Action Plan
01
Poverty reduction and inclusive economic growth. Expand support to achieve rapid and inclusive economic growth. Emphasize social protection, financial inclusion, and inclusive business. Provide additional resources for low-income, fragile, and/or conflict-affected developing member countries (DMCs).
02
Environment and climate change. Increase support for the environment and for adaptation to climate change. Promote natural resource management and integrated disaster risk management.
03
Regional cooperation and integration. Expand support for cross-border infrastructure investments. Strengthen countries' productivity and competitiveness through greater regional connectivity.
04
Infrastructure development. Enhance support for policy, regulatory, and governance reforms. Strengthen public infrastructure management systems. More effectively leverage ADB resources by developing larger infrastructure projects. Promote private sector participation.
05
Middle-income countries. Ensure continuing relevance and responsiveness to the evolving development needs of DMCs.
06
Private sector development and operations. Expand assistance for private sector development and operations to 50% of annual operations by 2020. Develop more innovative financing solutions for projects. Encourage public–private partnerships.
07
Knowledge solutions. Adopt and implement a "One ADB" approach for all ADB departments to work together more closely. Promote synergies between knowledge work and operations.
08
Financial resources and partnerships. Explore ways to expand ADB's capital base and strengthen ADB's partnerships with other multilateral and bilateral institutions, the private sector, and civil society.
09
Delivering value for money in ADB. Increase efficiency, effectiveness, and institutional economies. Streamline and strengthen business processes. Systematically apply results frameworks at the corporate, country, and project levels.
10
Organizing to meet new challenges. Strengthen staff skills, incentives, and institutional arrangements. Become a more dynamic, agile, and innovative institution.
The MTR recommended that ADB sharpen and rebalance its operational focus. To ensure that recommendations become reality, ADB developed the MTR of Strategy 2020 Action Plan. The plan is a forward-looking program to improve ADB operations on the ground, build skills, and provide better service to member countries. It will remain a "living" document, updated from time to time to reflect changing business needs and implementation experiences.
2008
Strategy 2020 introduced.
2014
Midterm Review (MTR) of Strategy 2020 conducted.
2020
MTR puts ADB on track to achieve its strategic goals by 2020.


MTR ACTION PLAN: ADB will leverage its resources by developing larger infrastructure projects.
ADB mobilized around
$3.2 B
in climate funding in 2014



AFP

A Joint Effort to Tackle Disease

ADB plays an important role in supporting the regional efforts that help prevent communicable diseases from spreading across borders. With ADB support, countries in the Greater Mekong Subregion (GMS) have developed systems to detect and address disease threats. This has helped avert the potential economic and social devastation that would result from uncontained pandemics such as avian influenza. The cooperation will also help the GMS respond to new threats such as drug-resistant malaria, Ebola virus disease, and other emerging diseases.

The Regional Malaria and Other Communicable Disease Threats Trust Fund, managed by ADB, received over $35 million from the governments of Australia, Canada, and the United Kingdom to support critical regional and country-specific communicable disease control in Cambodia, the Lao People's Democratic Republic, Myanmar, and Viet Nam. The fund will support the second GMS regional health security project, which is currently being prepared.

SUSTAINABLE ENERGY FOR ALL

UNIVERSAL ENERGY ACCESS GETS A BOOST

In June 2014, ADB was selected as the host for the Asia-Pacific Hub of the worldwide Sustainable Energy for All Initiative (SE4All). SE4All has goals of universal energy access, doubling the share of renewable energy in the energy mix and scaling sup energy efficiency by 2030, which align with ADB's vision for Asia and the Pacific.

It intensified efforts to create jobs and expand services such as electricity, water supply and sanitation, education, and health.

To help alleviate the environmental stresses associated with rapid economic growth, ADB committed $12.55 billion to projects with a focus on renewable energy, energy efficiency and conservation, sustainable transport, clean water, sanitation and waste management, and managing the effects of climate change.

ADB continues to promote regional cooperation and integration (RCI) as a means of accelerating growth and reducing poverty, investing $3.4 billion in projects, leveraging $1.2 billion in cofinancing, and providing technical assistance of $115 million for RCI activities in 2014.

ADB has set a target that nonsovereign development and operations will constitute at least half of its annual operations by 2020. It is acting now to expand its nonsovereign operations and strengthen its support for public–private partnerships (PPPs). These PPPs are typically long-term contractual arrangements between governments and the private sector for financing and delivering infrastructure services. ADB has been working to build the regulatory, institutional, financial, and commercial frameworks needed to support such partnerships. It is also streamlining nonsovereign loans for industries such as agribusiness, where projects can have a highly inclusive impact, and expanding operations in lower-income countries and frontier economies.

SECTOR HIGHLIGHTS: INVESTING FOR RESULTS

The MTR of Strategy 2020 reinforced ADB's operational focus to respond to the dual challenges of energy security and climate change by investing in **clean energy**. In 2014, ADB surpassed—for the fourth year in a row—its annual target of investing $2 billion in energy efficiency and renewable energy projects. Total clean energy investments for the year amounted to $2.4 billion, comprising investments in renewable energy, energy efficiency, and switching to cleaner fuel. Total lending approved in the energy sector in 2014 amounted to $6.6 billion, including investments from ADB's own resources ($2.8 billion) and cofinancing ($3.8 billion).

ADB helps deliver sustainable **transport** infrastructure and services that contribute to low-carbon, safe, and affordable transport networks. In 2014, ADB's transport portfolio accounted for about 28% of its total lending. This included $805 million for railway projects, the largest commitment in its history. As Asia's urban population continues to swell by 44 million a year, ADB estimates that 80% of new economic growth will be generated in urban areas. In response, ADB has more than tripled its lending to urban transport operations compared to the previous decade.

In 2014, ADB approved $1.15 billion for projects supporting urban development. These focused on developing inclusive, competitive, and environmentally sustainable cities that promote good governance. Investments include $140 million for the development of secondary cities in Viet Nam, such as Buon Ma Thuot, Ha Tinh, and Tam Ky. This program aims to build greener and more climate-resilient cities by delivering better solid waste management, wastewater and stormwater systems, and roads.

Almost 20 million people across Asia and the Pacific will benefit from ADB's total **water** lending of $2.88 billion in 2014, spread across the water and other infrastructure and services sector, and agriculture, natural resources and rural development sector. This investment makes good on ADB's commitment to make water a core area of its operations, and exceeds the annual target of up to $2.5 billion. In 2011, ADB set a goal to increase the share of sanitation in total water lending from 14% to at least 25% by 2020. The figure for 2014 was already at 27.5%.

ADB continues to devote significant resources to secondary **education**, technical and vocational education and training (TVET), and higher education. In 2014, ADB's education investments, including cofinancing and special funds, amounted to $976 million, of which 50% financed TVET and skills development in six DMCs. Notably, Bangladesh, Cambodia, and Sri Lanka implemented programs to develop the skills demanded by key industries, with over 260,000 individuals trained in Bangladesh alone.

Finance sector operations in 2014 focused on financial inclusion and infrastructure finance. ADB took measures to broaden financial inclusion through microfinance, improve financial conditions for small and medium-sized enterprises (SMEs), and enhance capital markets and financial stability. More profitable SMEs will enable inclusive economic growth, create resilient economies, and expand diversity in regional and international supply chains. In 2014, finance sector investment totaled $3.5 billion.

ADB has committed to double its annual lending in the **health** sector by 2020. It is focusing on increasing operations that support universal health coverage—the concept of making necessary health services affordable for all. While no new loans for health were approved in 2014, ADB continued to implement ongoing health projects in Bangladesh, Cambodia, the Lao People's Democratic Republic, Mongolia, Myanmar, Pakistan, Papua New Guinea, the Philippines, and Viet Nam. Some of the benefits of these projects include improved quality and affordability of hospital services in Mongolia, more health clinics and doctors for the people in 10 municipalities of Bangladesh, and pilot health insurance coverage for recipients of social assistance in Pakistan.

ADB is closing in on its commitment to invest $2 billion annually for **agriculture** and food security. In 2014, investment in the agriculture sector totaled $1.45 billion, including $8.56 million in technical assistance. The investments aim to stimulate food production and processing chains through flood control, water resource management, and agribusiness development. ADB's commitment to inclusive agriculture helps meet demand for safe and nutritious food, while generating substantial business and employment opportunities in rural areas.

YOUR SAY:

Because of the project we were able to improve the reliability of electricity to the national hospital. This had a direct impact on improving health care services.

Project engineer Tupai Mau Simanu on the benefits of an expanded and improved power supply in Samoa

THEMATIC HIGHLIGHTS: INCLUSION FOR ALL

ADB supports **gender** equality and women's empowerment in its assistance across Asia and the Pacific. ADB is helping to develop public policies and investments to improve the prospects for women and girls in various sectors, including education, TVET, infrastructure, finance, and enterprise development. In 2014, 55% of ADB's sovereign projects contained a strong focus on gender equality. Most notably, more than 90% of ADB-supported education and health projects had high levels of gender equality over the past 3 years. The percentages were also significant in agriculture, water infrastructure, and urban infrastructure, with 80%–90% of projects demonstrating gender equality.

Gender-focused projects are making a difference on the ground. In Pakistan's Sindh Province, a coastal community development project enabled 9,700 women in isolated rural areas to access skills training on livestock management, horticulture, and other vocational skills. More than 1500 women's community groups were established, providing a forum for women to contribute to the decision-making process on important community issues like water supply and the building of other small scale infrastructure. The project also facilitated national identify card registration for over 6,000 women who gained legal identity for the first time.


In 2014, ADB provided
$976 M
to support education
in Asia and the Pacific

In 2014, ADB approved four private sector projects incorporating measures for gender balance. These projects span education, agribusiness, housing, and financial inclusion. This compares with one project approved in 2013.

ADB provided support for social protection in 2014. In the People's Republic of China (PRC), where the size of the aging population is growing rapidly, ADB provided employment training to improve elderly care services in Yichang city in Hubei Province. The city is expected to become a model for elderly care in the PRC.

The MTR of Strategy 2020 reaffirmed ADB's commitment to help the region tackle **climate change** and other challenges to the **environment**. While continuing the vital work of mitigating climate change, ADB is increasing its emphasis on adaptation. Mitigation measures include renewable energy, energy efficiency, railways, and urban mass transport. Adaptation involves incorporating climate resilience into development planning, and strengthening the capacity of DMCs to plan for and manage climate risks. ADB is providing access to global and regional sources of climate finance, mobilizing around $3.2 billion in climate funding in 2014—$2.58 billion from its own resources and $604 million from external resources.

ADB continues to emphasize the importance of **disaster resilience**, highlighting the need to integrate disaster risk management with climate change adaptation. Financing increased for disaster risk management, with 80 loans and grants integrating some aspect of disaster risk management approved. This included emergency assistance for severe flooding in Solomon Islands, and funding for a program to manage the risks of flood and riverbank erosion in Bangladesh. ADB also supported post-disaster recovery and reconstruction in Afghanistan, Cambodia, India, and Tonga.

The MTR Action Plan calls for further resources to be directed toward improving **governance** and **capacity development** in operations and public sector management. ADB increased its focus on technological change in the public sector during 2014. It backed the adoption and implementation of e-solutions in countries such as Myanmar, where ADB is helping authorities to develop an e-governance master plan and benchmark local information and communication technology capacities. In 2014, ADB became a multilateral member of the Open Government Partnership, which supports country efforts to advance open government and social accountability.

ADB stresses the need to develop **knowledge solutions** that help DMCs address their development challenges. It is exchanging knowledge with the PRC to provide input for the country's forthcoming Five-Year Plan, and with Indonesia to develop knowledge solutions for energy security, food security, and skills development. More broadly, it is initiating country knowledge plans with all DMCs to strengthen the delivery of knowledge solutions. It is also developing a database of knowledge products and services to centralize all of its knowledge work.

LEVERAGING ADB RESOURCES: MORE DYNAMIC SOLUTIONS

Meeting the imposing financing needs of its DMCs is increasingly challenging for ADB and its donors. in response,



Managing 'The Stuff of Life'

With water resources becoming increasingly stretched in many parts of Asia and the Pacific, the Midterm Review of Strategy 2020 requires ADB to focus on water efficiency and determining how "the stuff of life" can be most productively used and managed. An irrigation project in Bangladesh provides a good example. Under a public–private partnership, a first for ADB in irrigation, a private management team will be contracted under a performance-based management contract for the 5 years of the construction phase, leading to the engagement of an irrigation management operator for 15 years once construction is complete. At the farm level, water-saving practices will include a network of highly efficient distribution pipes stretching across about 17,000 hectares. Other innovations include the use of prepaid card meters to improve payment and accounting, and the piloting of solar pumps for about 60 hectares to explore sustainable power options.

ADB has developed a proposal to broaden its capital base by absorbing the loan operations of the Asian Development Fund (ADF) into its ordinary capital resources (OCR) balance sheet.

The move is expected to almost triple ordinary capital resources equity, enabling ADB to strengthen its financial position, expand its risk-bearing capacities, provide increased development assistance.

The proposed new structure would also help deliver increased support for private sector operations, especially in ADF countries. If approved by the Board of Governors, the proposal will be effective in January 2017.

In addition to increasing its own lending capacity, ADB continued to seek innovative ways of leveraging its resources to better address the region's development needs. ADB has set a goal of exceeding its own financing with cofinancing by 2020, and it is on target to meet that goal. In 2014, ADB's financing of $13.69 billion leveraged $9.24 billion of cofinancing. This included 52% of commercial cofinancing and 48% official and other concessional cofinancing, in addition to the nonsovereign syndication operations.

In 2014, ADB signed a cofinancing arrangement with German development agency KfW and the International Fund for Agricultural Development, and extended an existing agreement with the Islamic Development Bank.

ADB established new trust funds in cooperation with the governments of Australia, Japan, and the United Kingdom.

ADB is also continuing to develop new measures to encourage greater private investment in infrastructure, particularly in the renewable energy sector. These include increased use of credit enhancement facilities, larger focus on external resource mobilization through syndicated B loans and parallel loans (over $860 million was attracted through ADB's B-loan syndication activities in 2014), and innovative use of concessional funding. Through these, ADB is strengthening its ties with the private sector as a source of external financing to help achieve its expanding development objectives.

MORE THAN
1.66 MILLION TEACHERS
trained with quality or competency standards between 2011–2014



ADB ASSISTANCE WORKS



Central and West Asia

Afghanistan, Armenia, Azerbaijan, Georgia, Kazakhstan, the Kyrgyz Republic, Pakistan, Tajikistan, Turkmenistan, Uzbekistan

MTR ACTION PLAN: ADB will provide more resources to low-income, fragile, and/or conflict-affected member countries.

Countries in Central and West Asia posted disparate economic results for 2014. While some maintained high-growth momentum, others were affected by depressed markets in the Russian Federation and the subdued global outlook.

Kazakhstan's economic growth fell to its lowest rate since 2009. The devaluation of the Kazakhstan tenge in February 2014 affected services, and falling oil prices reduced industrial output. In Uzbekistan, large government investment programs kept growth stable.

Supported by public investments, the non-oil sector in Azerbaijan offset contraction in oil output and drove growth of the country's economy, while Turkmenistan posted gross domestic product figures that were bolstered by new gas-field facilities.

In the Kyrgyz Republic, growth slowed to 3.6% in 2014 as the economies of the Russian Federation and Kazakhstan weakened. Local currency depreciation of about 19% pushed inflation to 7.5%. Remittances fell by 5% with deterioration in the economies of Kazakhstan and the Russian Federation—where most Kyrgyz migrants work—and their currencies' depreciation. Gold production and exports dropped, as the quality of extracted ore declined, exacerbated by the lower gold prices.

Similarly, the Government of Tajikistan is bracing for severe impacts on its

MORE THAN
2.3 MILLION
hectares of land improved through irrigation, drainage, and/or flood management between 2011–2014


ADB ASSISTANCE WORKS

economy, with remittances expected to be down significantly in 2015. To create jobs for large numbers of migrant workers returning home, the government has requested budgetary support from development partners, including ADB.

In Georgia, growth picked up in 2014, driven by higher domestic demand, exports, and foreign direct investment. Armenia's economic expansion slowed, mainly due to lower supply-side growth.

In Afghanistan, the withdrawal of international security forces, and the transition to full Afghan responsibility for security, put pressure on public spending.

The region, particularly its landlocked countries, remains constrained by high transport costs. Some countries are still experiencing increases in poverty rates above 30%, and renewed efforts are required to provide solid platforms for inclusive growth. The Kyrgyz Republic and Tajikistan continue to suffer power shortages in winter, while Pakistan and Afghanistan face energy deficits all year round.

OPERATIONAL HIGHLIGHTS

In 2014, ADB approved total new lending of $2.75 billion to governments in Central and West Asia, supported by $1.16 billion in cofinancing, and $38.16 million in technical assistance. The new lending and grants went to energy (57%), transport (25%), public finance and management (8%), environment and natural resources (5%), urban services (3%), and emergency assistance (2%). Contract awards and disbursement levels were $1.89 billion and $2.33 billion, respectively.

It was an important year for relations between ADB and Azerbaijan. In September, ADB approved a new country partnership strategy, outlining its assistance to Azerbaijan for 2014-2018. It will support Azerbaijan's national development goals by focusing assistance on transport, energy, water, and other urban infrastructure and services. During the year, ADB approved funding for two vital transport projects: one will reconstruct bridges and rehabilitate local roads in the Ganja-Gazakh region; the other will construct 30 kilometers (km) of highway between Jalilabad and Shorsulu.

ADB established an innovative partnership with Kazakhstan in 2014, signing a cofinancing framework for resources drawn from the National Fund of Kazakhstan. The framework breaks new ground for the effective stewardship of funds used to develop infrastructure, small and medium-sized enterprises, and the finance sector.

When Afghanistan experienced the worst flash flooding in at least a generation, affecting more than 125,000 people in 27 provinces, ADB responded with emergency assistance to reconstruct irrigation systems and rural roads. The project will help prevent flood erosion by funding retaining walls, enabling irrigated land to be returned to full production as soon as possible. Restoring roads and bridges will allow travel and freight transport to resume. In December, ADB approved a project that will also assess resources and technology in four off-grid Afghanistan provinces, and draw up a renewable-energy development plan.

New development assistance will help the Kyrgyz Republic improve the quality and relevance of its education system, while policy and project loans across Pakistan's entire power sector will help tackle its chronic energy crisis.

YOUR SAY:

We used to wake early to fetch firewood for cooking breakfast for our children before they went to school. Biogas means we can sleep longer and prepare meals in minutes.

Shameem Bibi, mother of five, discusses an ADB livelihood support project in Pakistan.

In Armenia, ADB, in collaboration with the European Bank for Reconstruction and Development, agreed to fund a project to rehabilitate the aging national power transmission system. This work will make power supplies across the country more reliable and efficient.

DRIVING TRADE BY SHARING KNOWLEDGE

ADB's knowledge products and services in Central and West Asia covered a broad spectrum of issues in 2014, with a focus on promoting private sector growth.

The Central Asia Regional Economic Cooperation (CAREC) Program remained central to producing knowledge, and its efforts included a study on the economic corridor between Almaty in Kazakhstan and the Kyrgyz Republic capital, Bishkek. A growth diagnostic study was also finalized for the Kyrgyz Republic.

Knowledge-sharing events, such as conferences and workshops, aimed to facilitate trade, analyze opportunities for economic diversification, promote tourism, and improve competitiveness in agricultural markets across the region. Training programs were offered to central bankers and officials from ministries of finance on bank regulation, risk management, and the supervisory capacity of financial regulators.



Smoother, Safer Travel in Kazakhstan's Remote Areas

For the people of Zhambyl Oblast in Kazakhstan, poor roads have made life difficult. Personal travel and the freight of goods have been burdensome, especially during the winter months, with small trucks often overloaded to dangerous limits.

ADB has worked to alleviate these difficulties for poor and remote people, providing $224 million to support the now-completed section of CAREC Corridor 1 between Taraz and Korday in Zhambyl Oblast. Stretching for 125 kilometers, the section of road has benefited about 400,000 people. It created around 1,600 jobs during the peak construction period and, since completion, has reduced travel times, made the movement of goods and people easier, and provided the impetus for new small businesses such as gasoline stations and garages, to be established along the new road.

The people living in Zhambyl Oblast now have vastly improved access to basic social services and facilities, including clinics and schools, and it is far easier to travel to markets and business areas in Almaty, Korday, Merke, and Taraz. Personal safety is also improved, thanks to dedicated footpaths that separate pedestrians from oncoming cars and trucks, while culverts ensure that animals are kept away from the main road.

So nowadays, when winter descends on the people of Zhambyl Oblast, they do not feel quite so isolated, thanks to development assistance provided in part by ADB.

The total investment program for CAREC Corridor 1 is supported by ADB, the Islamic Development Bank, and the Japan International Cooperation Agency. It aims to eventually improve 470 kilometers of roads in Zhambyl Oblast. Its continued implementation will promote sustainable economic development in Kazakhstan, increase domestic and international trade, and improve the efficiency of road transport between Almaty and Shymkent.

In Armenia, a workshop was held on the country's experience with policy and institutional reforms in municipal water systems. The workshop analyzed past and present practice, and provided a summary on reforms, lessons learned, and future plans. High-level government officials from Timor-Leste, in the Pacific region, also attended the workshop to learn firsthand how Armenia has transformed its water sector by implementing reforms and partnering with the private sector.

In Azerbaijan, ADB helped the government develop a master plan to prioritize investment in power, which will make electricity delivery more reliable and reduce power outages. ADB also supported government efforts to investigate possible private sector participation in the power sector.

THE DIRECT ROUTE TO REGIONAL COOPERATION

The CAREC Program continued to be the centerpiece of ADB regional development assistance in Central and West Asia. Since the program began in 1996, ADB has invested $24.6 billion in 158 projects that back regional cooperation and integration (RCI). CAREC projects remained focused on transport, energy, trade facilitation, and trade policy.

ADB helped bolster RCI through a combined grant and loan of $102 million to help complete 250 km of road connecting the Kyrgyz Republic and Tajikistan. This project helped lower transport costs, not only between the two countries, but also to and from their neighboring countries, including the People's Republic of China (PRC). ADB provided a further $224 million to complete 125 km of road sections between Taraz and Korday in Zhambyl Oblast, Kazakhstan. The road provides faster and more comfortable travel; more diversified economic opportunities, including in service sectors such as tourism; and stronger competitiveness in interregional agricultural and dairy-product markets as local products reach more distant destinations in larger volumes and in better condition (see box).

CAREC is exploring further options to rebuild domestic transport networks, improve cross-border transit corridors, and create economic corridors to allow the benefits of economic diversity to flow between countries. At the 13th CAREC Ministerial Conference, held in the Kyrgyz Republic, officials launched a pilot initiative for the Almaty–Bishkek economic corridor. Representatives from the two cities also signed a memorandum of understanding covering the service sector.

At the ministerial conference, ADB and other delegates also reached an agreement to establish the CAREC Institute at Urumqi in the Xinjiang Uygur Autonomous Region of the PRC. The institute's mission is to enhance the quality of the CAREC Program by generating knowledge and building capacity to accelerate economic growth. ADB will provide


ADB has invested
$24.6 B
in 158 projects under CAREC

technical assistance and administrative support to the institute during its initial period of operation.

INCLUSIVE GROWTH THROUGH EDUCATION AND BUSINESS

ADB works to expand economic opportunities for the poor and the marginalized of Central and West Asia, and to encourage the entrepreneurial spirit of women in the region.

In the Kyrgyz Republic, ADB supported an education program that will introduce a rental scheme to increase the availability of textbooks to schoolchildren. This program will also provide more resources to schools in remote and poor areas.

In Georgia, ADB provided support to increase public spending on social assistance programs, pensions, and social infrastructure. This assistance is helping increase savings and investments generated by households, domestic firms, and government. The program—which introduces reforms to make the country's universal pension system financially sustainable—aims to ensure equitable social security for women, particularly women entrepreneurs running micro, small, and medium-sized enterprises. It also encourages more effective delivery of social services by supporting related public–private partnerships and infrastructure projects.

In Armenia, ADB approved a loan of $49 million and a technical assistance grant of $900,000 to support the sustainability of the road and water sectors, and to help achieve the government's development priorities for 2014–2025. This program employs results-based management for government. The approach will address planning, budgeting, implementation, and monitoring protocols within and between sectors.



AN ECONOMY BACK ON TRACK

ADB provided $165 million to help build 75 kilometers of railway between Mazar-e-Sharif and Hairatan on the border with Uzbekistan. In its first year, the railway carried 2 million tons of petroleum and petroleum products, 540,00 tons of flour, and 340,000 tons of construction materials. Total trade between Afghanistan and Uzbekistan increased about 35% in 2012.
In July, the railway received a US Treasury Department award for development impact.

East Asia

The People's Republic of China, Mongolia



MTR ACTION PLAN: ADB will support rapid and inclusive economic growth, emphasizing social protection.

Following years of rapid expansion, economic growth moderated in the countries of East Asia in 2014. The People's Republic of China (PRC) achieved steady but controlled economic expansion, as the government continued to emphasize the quality, rather than quantity, of growth. Growth in Mongolia, while still outpacing global and regional averages, slowed to single-digit levels.

Rapid economic growth has transformed the PRC to an upper middle-income country with significant gains in poverty reduction and quality of life. The challenge lies in developing new engines of growth that will generate economic growth to benefit all. The country must address issues such as environmental protection, inequality, finance sector regulation, local government debt, and private investment in state-owned enterprises.

One positive sign in 2014 was that the PRC introduced a regulatory framework for the Shanghai free trade zone. This will provide a testing ground for service sector development, and for liberalizing the finance sector. To improve capital flows and transfers, the PRC also doubled the daily trading band of the yuan, and connected the stock exchanges of Shanghai and Hong Kong, China.

In Mongolia, a steep fall in foreign direct investment, depressed commodity prices, and delayed mining projects contributed to the economic slowdown in 2014. The national currency

MORE THAN

64,900 KM

of roads built or upgraded between 2011–2014


ADB ASSISTANCE WORKS

depreciated by 13.8% in 2014. A more diversified economy, essential for job creation, remains a priority to prevent a return to economic overheating, and to reduce the country's reliance on mining revenues.

OPERATIONAL HIGHLIGHTS

In 2014, ADB provided $1.66 billion for 14 loan and grant projects to East Asia, and $29.41 million for 52 technical assistance programs. This assistance, together with $167.48 million in cofinancing, was allocated to transport (49%), urban and social services (36%), energy (9%), and natural resources and rural development (6%).

ADB's program in the PRC is evolving to reflect an emphasis on innovation, providing added value, and delivering projects with high development impact. In 2014, lending assistance of $1.49 billion covered 11 projects across energy, natural resources and rural development, transport, and urban and social services.

ADB committed $692.55 million in loans to the PRC's transport sector. Part of this funding is supporting an inland water transport project in Anhui Province, and a project to make rail travel more energy-efficient and safer for passengers in Yunnan Province and the Guangxi Zhuang Autonomous Region. The loans are also helping to improve urban public transport for commuters in Jiangxi Ji'an, and making travel and trade easier for the people of Yunnan Pu'er through cross-border transport and rural road projects.

ADB has made significant investments in urban development in the PRC, including $500 million for projects in Jilin, Gansu, Hubei, and Yunnan. These projects will improve services and facilities in urban infrastructure, solid waste management, water supply, environmental pollution control, and flood management. In Guangdong Province, a commitment of $100 million is helping to protect water resources and improve water security.

In the education sector of the PRC, ADB is supporting a $50-million project for technical and vocational education and training (TVET) in the Baise municipality of the Guangxi Zhuang Autonomous Region. This project is helping develop a flexible and responsive training curriculum that delivers the skills needed by industry. If successful, it could be replicated elsewhere across the PRC.

Aside from support for project preparation ($6.79 million), ADB technical assistance to the PRC in 2014, totaling $11.18 million, focused on policy and advisory services, along with capacity development, to support government policy reform measures and preparation of the PRC's 13th Five-Year Plan.

ADB provided $168.5 million in sovereign loans for three projects in Mongolia. A $170-million transport project, of which $125 million was approved in 2014, is constructing



The Greening of Gansu

When the stable supply of electricity arrived in her village of Bajiaowan in the northwest People's Republic of China (PRC) province of Gansu, life changed for Zhang Huiping (pictured with her family). It was 2006, and the ability to use modern electrical appliances, such as a refrigerator, freezer, rice cooker, and washing machine, helped ease the daily strain on Mrs. Zhang, who spent her days herding sheep. "We used to kill a sheep and had to finish eating the whole sheep within a couple of days," she said. "Now, with the freezer, we don't have to worry about the meat spoiling."

Thanks to ADB support in building three hydropower stations along the Heihe River Basin, electricity will come to Bajiaowan village and many others like it. With a total capacity of 800 million kilowatt-hours annually, the stations provide a clean, renewable, and cost-efficient source of energy.

The city of Zhangye, located along the midstream of the Heihe River, also benefits from the project. Zhangye's economy was traditionally based on farming and animal husbandry, but, with the rise of industrial development, Zhangye faced shortages of electricity. The ADB-supported power stations helped resolve these shortages.

The three hydropower stations are expected to reduce greenhouse gas emissions by 630,000 tons a year, equivalent to replacing about 300,000 tons of standard coal annually.

These hydropower projects were registered with the Clean Development Mechanism (CDM), an incentive under the United Nations Framework Convention on Climate Change to promote clean energy projects in developing countries. CDM-registered projects can sell their certified emission reductions to generate additional revenue. By the end of 2014, the three hydropower stations received carbon revenues of $30.5 million under the CDM.


Sponsors: National Development
the People's Republic
Asian Development Ba
2014年10月23日 中国·北京
23 October 2014 Beijing, People's Republic of China
Xu Lin

A BLUEPRINT FOR THE PRC'S FUTURE

In Beijing on 23 October 2014, ADB President Takehiko Nakao led the "One ADB" knowledge working group for the People's Republic of China (PRC). The group engaged in policy dialogue with the Government of the PRC on the formulation of its 13th Five-Year Plan. ADB highlighted the importance of market-driven industrial transformation for the PRC, supported by rigorous structural reforms, following the policy direction the PRC itself has adopted.

293 kilometers (km) of roads that will link Mongolia's isolated western region with the PRC to the south, and with the Russian Federation to the north. The project will increase jobs, facilitate trade, and foster social and economic development in the region. A loan of $18.5 million will assist Darkhan, the third-largest city in Mongolia, to construct a modern wastewater treatment plant that will benefit more than 80,000 people and protect the Kharaa River. ADB also pledged $25 million to promote technical and vocational education, helping Mongolians to learn the skills suitable for jobs in agriculture, construction, and transport.

Technical assistance amounting to $9.95 million was provided to Mongolia to support the energy, finance, and transport sectors, as well as to improve public sector management.

WORKING AS 'ONE' IN EAST ASIA

During 2014, ADB strengthened its knowledge-sharing activities in East Asia. It helped create new knowledge platforms and hubs that focused on green growth, urban development, transport, TVET, and public–private partnerships (PPPs). Assistance helped stage a knowledge-sharing platform on PPPs in Beijing, foster an initiative to exchange information on rural–urban poverty, and establish an eco-compensation hub at the China Agricultural University. ADB also produced 70 knowledge products and services, and organized 80 knowledge-sharing activities, for the PRC and Mongolia in 2014.

In 2014, the PRC became the first country to benefit from the "One ADB" approach, an important element of the Action Plan that arose from the Midterm Review of Strategy 2020. The approach encourages ADB departments to work together to create knowledge solutions for developing members. It also promotes interaction between ADB field offices to share knowledge across regions. Utilizing the "One ADB" approach, ADB provided policy recommendations in October 2014 to help the PRC transition to a high-income country. These recommendations were discussed ahead of the formulation of the PRC's 13th Five-Year Plan, 2016–2020.


ADB is helping construct
293 KM
of roads in Mongolia's
isolated western region

DEVELOPMENT BEYOND BORDERS

ADB continued to support the PRC's participation in the Greater Mekong Subregion (GMS) program for economic cooperation. Loans of $350 million will help improve road infrastructure and the urban environment in Yunnan Province, along the GMS North–South Economic Corridor. Through a memorandum of understanding between the PRC and Viet Nam, development assistance also aided the establishment of cross-border economic zones and joint master plans—boosting trade and investment between the two countries.

In 2014, ADB provided support for the PRC and Mongolia to continue to work with other developing member countries under the Central Asia Regional Economic Cooperation (CAREC) Program. ADB drove key activities of the program, which included streamlining customs processes, administering transport agreements, and improving the control of animal diseases across borders. It also helped physically connect the people of East Asia, via the now-completed international corridor linking Ulaanbaatar to the PRC border at Erlian, and 293 km of roads to link western Mongolia to the PRC and the Russian Federation.

FINDING LONG-TERM ANSWERS TO POVERTY

In 2014, ADB continued its work to raise standards of living for the people of the PRC and Mongolia, especially for the impoverished and disadvantaged.

ADB supported a project to better deliver water in the PRC's Chaonan District, Guangdong Province, benefiting about 1.23 million people. It is also helping the poor in Baishan and Baicheng cities in Jilin Province, by improving urban transport and water supply. In Yunnan Province, financial assistance is improving the lives of the impoverished in three secondary cities of Chuxiong prefecture, by helping to upgrade flood management, solid waste management, and other basic urban infrastructure services.

ADB supports the PRC in developing workforce skills that meet the demands of its diversifying economy, with training programs focusing on less developed regions. In 2014, ADB helped develop a competency-based curriculum for TVET while also training teachers, and upgrading facilities and equipment. In tertiary education, ADB helped the Ministry of Education develop policies to improve the employment prospects of university graduates. It also supported the training of caregivers, especially for care of the elderly, in Yichang, Hebei Province.

In Mongolia, ADB is working to expand the reach of the finance sector, to help develop micro, small, and medium-sized enterprises. Because these enterprises make up 98% of all businesses in the country, ADB's efforts will help increase trade, raise incomes for emerging entrepreneurs, and provide jobs.

A grant from the Japan Fund for Poverty Reduction helped train over 1,400 Mongolian herders in improved pasture management, to bolster their resilience to climate change and natural disasters. ADB is also helping to improve services for Mongolians with disabilities, and expand the nationwide telemedicine network for the country's poor.

ADB continued its support for Mongolia's food stamp program in 2014. This program helps provide nutritious food to those regarded as being among the poorest 5% of the population.

YOUR SAY:

We're lucky to receive pasture, livestock, and business training, as well as financial support, from the project. We hope this will generate more income for our members.

Ts. Battumur discusses an ADB-supported program to help Mongolia's herders deal with the impact of climate change.

A PATH TO ENVIRONMENTAL SUSTAINABILITY

In January 2014, ADB signed two memorandums of understanding with the Ministry of Environmental Protection and the National Development and Reform Commission in the PRC. These agreements aim to prevent and manage air, water, and soil pollution, and to devise innovative approaches to climate protection.

ADB has committed to support a $150-million district heating project—using low-carbon, low-emissions natural gas technology—in Hohhot city in the Inner Mongolia Autonomous Region. It is also providing technical assistance to develop low-carbon transport in the Ningxia Hui Autonomous Region, design energy-efficient railway buildings, and help reduce air pollution in Beijing.

In Mongolia, ADB is also supporting the implementation of the Integrated Water Management Plan for the Tuul River Basin, contributing to the water security of Ulaanbaatar and surrounding areas.

Pacific

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Palau, Papua New Guinea, Samoa, Solomon Islands, Timor-Leste, Tonga, Tuvalu, Vanuatu



MTR ACTION PLAN: ADB will aim to increase share of education to 6%–10% of total financing by 2020.

While the Pacific region saw overall economic growth accelerate slightly in 2014, results among individual countries varied widely.

The region's growth of 5.3% was largely driven by its two biggest economies, Papua New Guinea (PNG) and Timor-Leste. Fiji held successful elections in 2014, which contributed to sustained growth of 3.3% and a positive outlook in the island nation. Both Tonga and Solomon Islands were struck by natural disasters that slowed growth and burdened public finances in these two economies.

The small Pacific island economies remain largely dependent on public spending to support economic growth, often financed through official development assistance. ADB is supporting fiscal reform programs to put these economies on a more sustainable financial footing, along with structural reforms to encourage development of the private sector.

Few places in the world are as exposed as the Pacific to the impact of climate change and natural disasters, and ADB is working to develop infrastructure that can withstand extreme natural events and sea-level rise. It prioritizes climate and disaster resilience in its investment projects, and funds the renewable energy portfolio to support climate change mitigation and reduce reliance on fossil fuels.

MORE THAN
17.3 MILLION
students benefiting from new or improved educational facilities between 2011-2014



ADB ASSISTANCE WORKS



ADB and Fiji: An Enduring Partnership

Fiji became a member of ADB in 1970. ADB has since provided a total of $417.26 million in loans and $30.72 million in technical assistance. It has focused on promoting economic growth, creating jobs, and reducing poverty, through investments in economic infrastructure, improved public sector management, and private sector development. Following a military coup in 2006, ADB approved additional financing of $49.8 million in 2009 to complete existing investments. Rehabilitation of 235 kilometers of road improved the lives of 13,000 Fijians, while investments in water supply and sewerage systems reached over a quarter of Fiji's population. In 2009 and 2012, emergency assistance totaling $19.6 million was disbursed to respond to severe floods, helping rebuild the livelihoods of many thousands of people in the key industries of tourism, sugar, and agriculture. In December 2014, ADB approved a new country partnership strategy for Fiji, and committed $100 million for a transport project. The World Bank will also commit funding to this project through ADB systems, a new level of collaboration between the two institutions. A $100-million water and sanitation project is currently under development.

In 2014, ADB focused on better connecting the countries of the Pacific. It worked on linking investments in transport and communications to the delivery of services across the region. These efforts are helping deliver health, education, and financial services to outer islands and other remote communities.

ADB also committed in 2014 to an annual minimum allocation of $3 million from the Asian Development Fund to its smallest developing members—Kiribati, the Marshall Islands, the Federated States of Micronesia (FSM), Nauru, Palau, and Tuvalu. The allocations will tackle growth constraints and increase well-being in these countries.

OPERATIONAL HIGHLIGHTS

In 2014, ADB approved $185.75 million for 14 loan and grant projects in the Pacific region along with $26.65 million in technical assistance for 25 projects. Lending and grant assistance, supplemented with $30.94 million of cofinancing, focused on transport (67.7%), energy (18%), and public sector management (6.2%).

Following internationally recognized elections in Fiji in September 2014, ADB resumed full engagement with the government, committing $100 million to support the rehabilitation and upgrade of roads and ports.

In Timor-Leste, additional financing of $11.78 million for the country's major transport project is continuing the upgrade and climate-proofing of over 100 kilometers of roads. The project provides work for many local people, particularly women, and helps to build a national network of reliable, safe roads to reduce travel times and prevent accidents for the Timorese people.

In PNG, a loan of $187.48 million supported expansion of Lae Port by building a tidal basin, a multipurpose berth, and terminal works. Another loan of $109 million is helping to improve roads in PNG's Highlands region and bolster air services in the country. These initiatives aim to link people in poor and remote areas of PNG to markets and government services.



INADEQUATE WATER: COUNTING THE COST

Inadequate water supply and sanitation in Kiribati's main center, South Tarawa, has contributed to high rates of waterborne diseases, with 35,000 reported illnesses per year linked to poor water, sanitation, and hygiene. An ADB study sought to estimate the economic costs associated with this situation, to enable more informed policy responses. The total annual economic burden of water-related issues was estimated to be $534–$1,045 for every household in South Tarawa.

ADB financing of $36.42 million to the Cook Islands, Nauru, Samoa, and Solomon Islands is helping to boost investment in renewable energy across the Pacific and improve the reliability of electricity services.

In response to natural disasters in Tonga and Solomon Islands, ADB acted swiftly to provide $17.94 million in emergency loans and grants. After floods in Solomon Islands in April 2014, ADB quickly disbursed a grant of $200,000 from the Asia Pacific Disaster Response Fund. A loan of $6.61 million and grant of $6.61 million backed up efforts to reconstruct roads and bridges. In Tonga, ADB responded to Tropical Cyclone Ian in January 2014 by approving an $8.79-million project, cofinanced by New Zealand to help reconstruct—with necessary climate- and disaster-proofing—the country's electricity network and schools.

ADB continues to work with other development partners, promoting good governance policy across the region. In 2014, funding of $12.1 million, including collaborative cofinancing by New Zealand and the World Bank, was activated to strengthen fiscal stability in Kiribati.

YOUR SAY:

We no longer have to rely on kerosene to light our lamps, and we can use solar power to recharge our mobile phones.

Solomon Islander Joyce Suite'e, trained by ADB to repair solar panels, discusses the benefits of solar power.

SOLUTIONS THROUGH KNOWLEDGE SHARING

ADB was active in strengthening knowledge sharing throughout the Pacific in 2014. ADB publishes the *Pacific Economic Monitor*, with contributions from other development partners such as the International Monetary Fund (IMF) and the World Bank. The publication provides updates on the economic performance of Pacific countries, complemented by policy briefs relevant to the region's decision makers. Each December, the *Pacific Economic Monitor* focuses on fiscal performance.

ADB complemented the publication's December 2014 edition with a regional knowledge-sharing workshop, held in conjunction with the Pacific Islands Forum Secretariat, the Pacific Islands Centre for Public Administration, and the IMF's Pacific Financial Technical Assistance Centre. The workshop brought together 10 of the 14 developing member countries (DMCs) in the Pacific to exchange information and encourage South–South collaboration in macroeconomic forecasting and long-term fiscal planning and modeling.

HUNDREDS OF ISLANDS, ONE VISION

In May 2014, the Pacific Islands Forum leaders endorsed a new framework to speed up and intensify regional cooperation and integration (RCI). The framework calls for greater direct engagement by development partners to identify regional priorities, and to align support with regional needs.

ADB is working to address the region's complex development issues, promote the development of the private sector, implement structural reforms of state-owned enterprises, and improve the Pacific's trade and transport links. In 2014, with extensive support from Australia, business regulatory frameworks were simplified and harmonized to encourage trade across seven Pacific DMCs.

As part of Timor-Leste's preparations for membership in the Association of Southeast Asian Nations (ASEAN) and other regional initiatives, ADB helped document the legal and institutional frameworks for trade and investment in the country, and map the reforms needed for regional integration.

ADB is supporting RCI through an ongoing investment program for PNG to upgrade the country's air services. A second tranche of $130 million was signed in 2014 to strengthen the safety, accessibility, and reliability of 21 airports owned and operated by the government, and serving more than 3 million people annually. The project will open up new economic opportunities in regional centers by connecting provinces with major domestic and international markets.

In education, ADB provided $1 million to help the University of the South Pacific (USP) complete construction on an expansion of its Kiribati campus. The funds were drawn from a $19 million loan package provided by ADB to USP in 2012 to help the university improve learning facilities and provide innovative information and communication technology (ICT)-based distance learning programs at regional campuses. The project will allow more students across the Pacific to undertake quality academic studies, and help establish regional education networks.

LIFTING THE PACIFIC OUT OF POVERTY

To reduce poverty in the Pacific, ADB has placed a stronger focus on creating jobs by expanding business prosperity and commercial sustainability.

A project to support agribusiness in Samoa is addressing market constraints and barriers to export. A new regional facility for business investment was approved in 2014, with cofinancing by Australia, to help develop small and medium-sized enterprises.

ADB is supporting a number of financially inclusive initiatives to help low-income households save money to invest, pay for unexpected expenses, and eventually move beyond subsistence living. Women and rural residents, who often cannot access basic financial services, are a particular focus for this assistance.

To foster inclusive transport services, ADB supported new interisland shipping in Solomon Islands and Vanuatu throughout 2014. This assistance is upgrading infrastructure and establishing schemes to subsidize services for remote destinations, which would otherwise not be commercially viable.

Development assistance is also helping implement policies, regulations, and legislation to improve basic service delivery, and allow for socially inclusive pricing policies across Pacific DMCs.

THE VALUE OF THE ENVIRONMENT

In the Federated States of Micronesia (FSM) in 2014, ADB supported government plans to promote tourism that benefits the environment while providing jobs for locals.

In Kiribati, ADB supported the government's management of tuna fishing license agreements. The new approach aims to reduce fishing quotas to sustainable levels in the medium term, while increasing revenue to help fund public goods and services.

In several Pacific island economies, scarce water resources pose severe strains on living conditions. An infrastructure development project in the FSM improved wastewater systems and invested in safe and sustainable water supply to benefit more than 9,500 residents in Kosrae, Pohnpei, and Yap. A similar water supply and sewerage project in Fiji was completed in 2014, benefiting around 250,000 residents of the Suva–Nausori area.

In August, ADB participated in the Third International Conference on Small Island Developing States in Samoa. In September, at the Renewable Energy Forum, ADB pledged support for the expansion of sustainable, reliable, and affordable energy across the region.

It also affirmed its commitment to renewable energy by approving a solar project worth $24.28 million for the Cook Islands. The project is expected to save 1.09 million liters of diesel consumption every year, and cut carbon dioxide emissions by 2,930 tons.



A Flying Start for Island Business

Not so long ago, registering a new company in Solomon Islands was a bureaucratic process. Aloysio Ma'ahanao, an accountant, remembers those times without fondness. "Under the old Companies Act, it took up to 3 months. Under the new act, the longest it takes me is 2 days. The registration itself takes about 5 minutes."

The quick business registration process that Aloysio's clients now enjoy is a result of regional reforms made through the Pacific Private Sector Development Initiative (PSDI). These PSDI reforms include reducing the time required to start a new company and increasing opportunities for people to access credit to operate a business. Outdated laws and regulations that hindered business were amended. Through the initiative, the governments of Pacific island countries have eliminated the need to use lawyers when incorporating a new company, and removed cumbersome identification requirements.

The initiative is supported by grants from ADB ($6.1 million) and the governments of Australia ($41.74 million) and New Zealand ($4.5 million).

Solomon Islands is one of the 14 Pacific developing member countries benefiting from this regional technical assistance.

The company registry in Solomon Islands is now fully online, with fast company name searches, simple forms, and automated checking of completed business documents. The reforms reduced the cost and time of incorporating a business from $336 to $175 and from 45 days to less than 2 days. A new Secured Transactions Act and the related electronic registry had significant impact on business loan approval time, reducing it from 28 days to 1 day, through better access to information by local banks. With more companies operating in the private sector and better access to finance in Solomon Islands, new job opportunities have been created.

South Asia

Bangladesh, Bhutan, India, the Maldives, Nepal, Sri Lanka



MTR ACTION PLAN: ADB will aim to invest $2 billion annually for agriculture and food security by 2020.

South Asia achieved strong, stable economic growth in 2014, with most of the region's economies posting impressive gains.

India's economy grew by 7.4% in 2014–2015 on the back of increases in investment and industrial production. Sri Lanka recorded 7.4% growth driven by strong external demand and the recovery of local investment in a low-interest rate, low-inflation environment. A good harvest, together with growth in the service sector and remittances, saw Nepal's economy grow by over 5%. In Bangladesh, relative political stability bolstered business confidence, helping the economy to expand by 6.1%. This was in spite of weak monsoons and a slowdown in exports. Meanwhile, the economies of the Maldives (with 6.8% growth driven largely by tourism) and Bhutan (with 4% growth driven largely by hydropower production) will need to be diversified to ensure sustainable growth.

Inflationary pressures, evident in the first half of 2014 after a spike in food prices, abated across the region. Supported by tighter monetary policies in India and Bangladesh, consumer demand softened, and prices stabilized at lower levels.

The region's development challenges included poor connectivity between countries, inadequate infrastructure, and a growing skills gap. To address these challenges, the South Asia Subregional Economic Cooperation (SASEC) program was expanded to include every country in the region.

MORE THAN

5 MILLION

households with new or improved water supply between 2011–2014

ADB ASSISTANCE WORKS

OPERATIONAL HIGHLIGHTS

In 2014, ADB supported South Asia with $4.05 billion for 31 projects and $49.39 million in technical assistance. Operations focused on areas critical to achieving sustainable and inclusive growth. These areas included infrastructure, energy security, urban development, and education and skills training.

India was the largest borrower in the region at 54% of total loans, followed by Bangladesh at 22%, and Sri Lanka at 11%. The value of contracts awarded to implement projects reached $3 billion (project loans and grants only), and disbursements amounted to $2.62 billion (including policy-based programs). ADB strengthened its relationships with other development partners, and raised almost $1.14 billion in cofinancing, which represented 28% of its total operations.

Infrastructure accounted for 79% of ADB assistance to South Asia.

ADB increased its investment in the transport sector by $1.63 billion in 2014. This included $500 million for the region's first cross-border road project that includes linking northeast India to Myanmar. In Sri Lanka, an $800-million project to upgrade rural roads is connecting producers to markets, and spreading the benefits of recent economic success. In Bangladesh, ADB contributed $505 million, and the European Investment Bank cofinanced an additional $175 million, to improve rail passenger and cargo movements throughout the country and across the region.

In the energy sector, ADB invested $500 million in clean energy in India and mobilized $253 million in cofinancing from the European Investment Bank. ADB also invested $180 million to expand national grid capacities in Nepal, and to enable sharing of clean energy in the region and another $158.5 million in clean energy projects in Bhutan and the Maldives. The Climate Investment Fund and bilateral donors provided $83.2 million in cofinancing for clean energy projects in the Maldives and Nepal. In Sri Lanka, $300 million of investment is helping to develop clean energy and improve system efficiency and reliability.

ADB is committed to urban development in South Asia, approving $500 million in 2014 for a program to undertake major reforms in the urban sector and improve water supply and wastewater services in India's Rajasthan state. In Bangladesh, it helped improve the resilience of coastal towns to climate change and natural disasters. In Nepal, ADB is working to ensure that urban projects are designed to be more inclusive, through approaches such as output-based aid and community development. These approaches are delivering clean water to more people, and expanding job opportunities for Nepal's urban poor.

The individual governments of South Asia face three common challenges in human development: to create jobs, to address skills shortages, and to improve productivity. ADB invested $300 million in initiatives to address these challenges.

In 2014, efforts continued to improve gender equality in South Asia, with 61% of ADB projects in the region incorporating elements for gender balance. These included a high number of projects in education and skills development, agriculture and rural infrastructure, and urban development.

SHARING KNOWLEDGE TO SHARE REWARDS

ADB not only provides development knowledge to member countries, but works to ensure this knowledge is shared within and between countries. In 2014, ADB's Capacity Development Resource Centre trained more than 1,300 state and local government officials in India on ADB policies and procedures. Topics included procurement and contract management, water management, road safety, agribusiness infrastructure, construction management, and municipal accounting reforms.

YOUR SAY:

> Before the construction of the bridge, you had to take a journey of over 14 hours to reach the southern plains of Nepal. The journey takes around 4 hours now.
>
> *Project director Umeshananda Misra discusses reduced travel times from the central hills of Nepal, thanks to the ADB-financed Khurkot bridge.*

Regular publications provide economic forecasts and macroeconomic analyses to individual countries and the region. Country-specific reports include the *Bangladesh Quarterly Economic Update* and the *Macroeconomic Update: Nepal*.

In 2014, ADB produced gender-specific reports for Bhutan and the Maldives. These reports provide a basis for identifying gender issues in the design phase of project development, while contributing to country partnership strategies between ADB and developing member countries. For the education, energy, transport, and urban development sectors, tailored videos will help communicate good practices for creating gender balance.

NEW OPPORTUNITIES FOR REGIONAL STRENGTH

In 2014, the Maldives and Sri Lanka joined existing regional members in the SASEC program. This opens up promising



Nelson Sees a Road Ahead

For 55-year-old Nelson Wickramasekara (pictured), ADB assistance to Sri Lanka's transport sector means his children have the chance to grow up free of the burden of debt.

Nelson has sold fruits along the Kandy–Mahiyangana national highway for nearly 30 years and, before being upgraded by an ADB-supported project to rehabilitate Sri Lanka's national roads, the 'highway' was little more than a dusty road with limited traffic and very few tourists.

Today, the Kandy–Mahiyangana national highway is a modern road with steady traffic, including a growing number of tourists who use it to get to the historic sites in the area.

Nelson has seen a 30% increase in his sales since the road was improved, and he has invested the extra money into buying a van. Nelson's son now uses the van to operate a school transport service, generating additional income for the family and providing a better way of life for its future generations.

"I have been able to pay off my debts," Nelson said. "I can build a financial foundation so that my children will be free of debt."

As well as improving the Kandy–Mahiyangana national highway, ADB involvement in Sri Lanka's transport sector has focused on upgrading a network of national and provincial roads, and improving the country's premier container port in the capital, Colombo. To date, 634 kilometers of expressways and national highways have been built or upgraded, while 1,707 roads in provincial, district, and rural areas have been constructed or improved.

The result of this work has been to bring all Sri Lankans, particularly those in rural and remote areas, closer to markets, improving the business prospects of people like Nelson Wickramasekara.

opportunities for the six developing member countries of South Asia to collaborate on transport, energy, and trade facilitation. To support this collaboration, ADB provided a record $1.2 billion in lending and grant financing to SASEC projects. Bangladesh, Bhutan, and Nepal acted quickly to improve trade facilitation, successfully carrying out policy reforms to modernize their customs departments a year ahead of schedule. Regional energy cooperation was underpinned by project preparations for three hydropower projects, and for a second transmission line crossing the border between Nepal and India. ADB also committed to work with the Government of India to develop the country's initiative for dynamic economic and industrial corridors.

GROWTH THAT EMBRACES EVERYONE

ADB builds inclusive growth objectives into all operations in South Asia. In 2014, ADB backed technical and vocational education and training programs to help women gain valuable skills for employment. In the transport and energy sectors, ADB supported projects that opened up markets for small businesses in rural areas, allowing them to tap into broader demand and enjoy higher incomes.

In Bangladesh, ADB is working to expand the power system, improve energy efficiency, and increase access to education and health care. A $700-million investment will help connect 450,000 households—including many impoverished ones—to the power grid, while reducing outages and shortages. Under a pilot initiative under this project, around 4,000 disadvantaged farming families will benefit from 200 solar-powered irrigation pumps. Another program promoting inclusive growth seeks to develop a skilled labor force through better funding for secondary education. ADB support is also helping to build 12 comprehensive reproductive health care centers and 26 primary health care centers near slums and other densely populated areas. At least 30% of all services, including the provision of vital medicines, are provided free to the poor. Women are a focus for free health services, and mobile outreach services are provided weekly for the homeless and extremely poor. In India, support for electrification projects in Madhya Pradesh includes training of 20,000 women to manage microenterprises. The skills program in Kerala focuses on vocational training and youth employment. About 60% of ADB assistance in India goes to lagging states.

In Nepal, projects financed by the Japan Fund for Poverty Reduction provided business and skills training to 2,000 poor households marginalized by ethnicity or caste.

ADB also helps achieve inclusive growth for South Asia as a region. Projects to connect roads in the SASEC region will upgrade critical regional highway links and two land ports in Bangladesh, boosting connectivity and trade between countries. These upgrades will benefit farmers and the broader economy by increasing trade volumes, improving


ADB is helping connect power to
450,000
households in Bangladesh

CORBIS

traffic flows, and reducing the loss of perishable goods. By improving customs procedures, ADB is also streamlining the movement of goods in and out of Bangladesh, Bhutan, and Nepal. These measures will ultimately drive down costs for farmers, and reduce prices paid by poor consumers.

PROSPERITY WITH THE PLANET IN MIND

Over two-thirds of ADB projects in South Asia contribute to environmentally sustainable growth.

ADB is helping the Maldives to preserve the fragile ecosystem on which the country depends for its tourism and fisheries industries. A project to increase the capacity of the wastewater treatment plants that serve Mahibadhoo and Fonadhoo improved sanitation for all 571 households on those islands. Meanwhile, a grant from the ADB Strategic Climate Fund, combined with support from the European Investment Bank and the Islamic Development Bank, is helping the Maldives move toward more efficient mini electricity grids based on renewable energy.

In Bangladesh, ADB is helping address the impacts of climate change through work to reduce the risk of flood and riverbank erosion and improve environmental infrastructure in coastal towns.

In India's Karnataka state, ADB is promoting climate-resilient development in the urban water supply and sanitation sector, and integrated water management in agriculture.

ADB helped Nepal protect its river watersheds through efficient irrigation and water management projects. It also provided technical assistance to implement an agricultural program promoting land use that is environmentally friendly and sustainable.

In Sri Lanka's mountainous Central Province, ADB is backing a green hydropower project on a river near Moragolla. The project will deliver a clean, cheap, stable supply of energy to the grid.



PLANTING SEEDS OF HOPE IN NEPAL

ADB provided a $20-million grant to Nepal to develop agribusiness and improve livelihoods for people in remote, high-mountain areas of the country. The grant aims to create 7,500 new jobs by 2017, supporting one of South Asia's poorest areas. In May 2013, Suk Prasad Sherpa (pictured) started an apple orchard in the Mustang district, investing around $12,000 in a nursery and storehouse for saplings. Today, Suk Prasad produces between 5,000 and 6,000 apple saplings per year.

Southeast Asia

Brunei Darussalam, Cambodia, Indonesia, the Lao People's Democratic Republic, Malaysia, Myanmar, the Philippines, Singapore, Thailand, Viet Nam



MTR ACTION PLAN: ADB will promote natural resource management and integrated disaster risk management.

Sustaining growth and reducing infrastructure bottlenecks were among Southeast Asia's key development challenges in 2014. ADB focused on three critical areas: public sector management reforms, requirements in infrastructure and social services, and mobilization of cofinancing. ADB maintained policy dialogue with all its member countries, and tailored its projects to meet the development challenges faced by each country.

Across the region, economic growth eased, following contractions in investment, government spending, and global demand for the region's exports.

In Indonesia, government policies aimed to rein in inflation and the current account deficit. The new government's ambitious program to reduce fuel subsidies, which should free budget funds for infrastructure and social development, began in November 2014. Recovery in exports, and expanded private consumption and investment, generated gross domestic product growth in the Philippines in the first half of the year. However, growth was moderated by the slower pace of government spending and public construction.

Cambodia saw economic growth ease in 2014, reflecting slower growth in tourism and exports of garments and footwear, and rice. In the Lao People's Democratic Republic (Lao PDR), economic growth remained stable. Fiscal problems, which had earlier led to payment delays, abated

MORE THAN
12.3 MILLION
tons of greenhouse gas emissions reduced per year between 2011–2014


ADB
ASSISTANCE
WORKS


6
CUSTOMS
CUSTOMS
In 2014, ADB provided new lending of
$2.99 B
to Southeast Asia's public sector

in 2014, although the country's fiscal deficit remained large and public infrastructure projects faced delays.

Myanmar posted growth that was stimulated by rising investment. This rise was attributed to improved business confidence, higher commodity exports, rising production of natural gas, tourism, and credit growth. Meanwhile, an increase in direct investment fueled Viet Nam's economic growth. In the long term, achieving high rates of growth will require deeper structural and governance reform.

OPERATIONAL HIGHLIGHTS

Across Southeast Asia during 2014, ADB provided new lending to governments of $2.99 billion, supported by $1.6 billion in cofinancing (including cofinancing under the ASEAN Infrastructure Fund [AIF]), and $71.66 million in technical assistance. This lending was primarily directed to public sector management (41%), transport (14%), education (14%), and finance (14%). Contract awards and disbursement levels reached $1.79 billion and $1.8 billion, respectively.

ADB approved a new country partnership strategy with Cambodia. This strategy focuses on rural–urban–regional links, and human and social development. Projects approved in 2014 include a road improvement project that will rehabilitate 729 kilometers (km) of rural roads across nine provinces, giving 620,000 people better access to markets, jobs, and social services. An urban water supply and sanitation project will provide cleaner and safer water to 551,000 people in nine towns, improving public health, promoting investment, and expanding employment opportunities.

In Indonesia, ADB approved a loan of $400 million to support reforms that will improve public and private investments. This funding will help the country reach its average medium-term economic growth target of between 7% and 9% per year, for the next 10 years. Meanwhile, an $80-million sanitation project will improve hygiene for 70,300 urban households.

In the Lao PDR, ADB has provided a loan of $15 million to help strengthen the country's governance framework. The assistance will


ASEAN CORPORATE GOVERNANCE SCORECARD
COUNTRY REPORTS AND ASSESSMENTS 2013–2014

ASEAN CORPORATE GOVERNANCE SCORECARD

To promote transparency and encourage investment, ADB and the ASEAN Capital Market Forum published the *ASEAN Corporate Governance Scorecard: Country Reports and Assessments 2013–2014*. The Scorecard considers international best practices to assess the corporate governance of publicly listed companies in the ASEAN region.

support reforms in public administration and public financial management.

An $80-million transport project in Myanmar will bring people and produce closer to markets, by rehabilitating 54.5 km of roads between Yangon and one of the nation's most productive agricultural areas, Ayeyarwaddy Delta.

Through a $350-million program to increase competitiveness in the Philippines, ADB is helping to raise the employment prospects of Filipino youth, develop skills and services in tourism, and reform the country's business and investment climate in the longer term. A loan of $250 million will improve service delivery by local governments, contributing to inclusive growth.

YOUR SAY:

For a long time after the typhoon, our classroom was a tent. We got wet when it rained and hot when it was sunny. Our classroom is now repaired and we find it easier to study.

12-year-old student Honeylette Molina from the Philippines' Leyte island

In Viet Nam, ADB is implementing a $320-million program to help improve the efficiency and transparency of state-owned enterprises. Another program, with funding of $230 million, will help lift Viet Nam's competitiveness through reforms to banking, fiscal policy, and public sector administration and accountability. The program will also address state enterprise management, public investment management, and the business environment. To improve the reliability of power supply for businesses and residents of Ha Noi and Ho Chi Minh City, ADB is financing a $172-million energy project to install or upgrade 200 transmission lines.

A PARTNERSHIP IN KNOWLEDGE

ADB made significant headway during 2014 to support knowledge outcomes in Southeast Asia.

In January 2014, ADB organized a high-level knowledge partnership conference, held in Jakarta, to strengthen its informational ties with the Government of Indonesia. The conference identified more effective knowledge solutions for energy security, skills development, and food security. A publication was produced titled *Unlocking the Potential for Geothermal Energy*, which provides inputs to Indonesia's revised geothermal law.

The ADB-supported *ASEAN Corporate Governance Scorecard* supported the work of the Association of Southeast Asian Nations (ASEAN) to raise corporate governance standards, develop an integrated capital market, and increase the visibility of publicly listed companies to investors.

In May 2014, ADB hosted a regional conference in Manila, promoting the 3E concept of economic competitiveness, environmental sustainability, and equity. Attended by 170 delegates, the conference shared the operational framework for "GrEEEn cities" and showcased urban growth models that can be replicated across Southeast Asia.

CLOSER REGIONAL COLLABORATION

ADB demonstrated strong support in 2014 for regional integration in Southeast Asia. It attended the 5th Greater Mekong Subregion (GMS) Summit, endorsing a pipeline of 92 priority projects valued at $30 billion. It also participated in the 6th GMS Economic Corridors Forum, fostering cross-border economic zones, logistics centers, and industrial estates.

In 2014, ADB approved $108 million for a regional tourism infrastructure project that will help create 129,000 tourism-related jobs across Cambodia, the Lao PDR, and Viet Nam. Under ASEAN subregional programs, ADB supported priority projects to enhance regional connectivity. These projects included work to upgrade and expand roads through Kalimantan in Indonesia and Mindanao in the Philippines. Meanwhile, Indonesia, Malaysia, and Thailand collaborated via a summit to endorse a green city action plan for Melaka in Malaysia. ADB assisted with the development of the plan, which will serve as a blueprint for other cities on economic–environmental balance.

The AIF, which is administered by ADB, cofinanced two projects totaling $140 million. One project will provide better sewerage and wastewater treatment facilities in Indonesia; the other will improve power system reliability and reduce greenhouse gas emissions in Viet Nam. Myanmar joined the AIF's board in 2014, so that all 10 ASEAN member countries, along with ADB, are now AIF shareholders.

SHARING THE BENEFITS OF GROWTH

In 2014, to help sustain inclusive growth in Southeast Asia, ADB provided support to disaster-affected communities and other vulnerable groups.

In the Philippines, ADB approved cofinancing of $479 million to restore basic social services and rebuild communities affected by Typhoon Yolanda (international name Haiyan). This work will rebuild homes and livelihoods for people in 900,000 households across more than 6,000 communities.

A loan of $300 million will assist the government to establish an effective senior high school system, enhancing employment opportunities for youth. This program is expected to better teach about 5.9 million students over 3 years.

In Cambodia, ADB paved the way for over 40,000 poor and disadvantaged women to undertake training that will improve their basic skills and enhance their chances of gaining employment. It also approved additional financing to rehabilitate 257 km of rural roads and help 284,400 poor Cambodians recover from flood damage.

In Indonesia, ADB assistance will help upgrade basic infrastructure, and create new homes for people living in the slums of 20 cities, impacting the lives of 670,000 low-income families.

A loan of $21 million will assist livestock farmers in the Lao PDR to operate commercially. ADB will help improve animal husbandry and meat processing techniques, while providing training in accounting, marketing, and the use of business plans to access credit.

For central Viet Nam, ADB approved $85 million of additional financing to support the upgrading of about 29,000 hectares of potentially productive land. This funding is also strengthening infrastructure to increase agricultural productivity and manage the effects of natural disasters. ADB supported a project to improve lower secondary schools in Viet Nam, with a focus on over 640,000 students from ethnic minorities. It also supported a microfinance program to give low-income bank customers access to small loans that are sustainable and affordable.

ENVIRONMENTAL SUSTAINABILITY IN SOUTHEAST ASIA

ADB continued to support climate change adaptation and the environmentally sustainable management of natural resources across Southeast Asia. It helped rehabilitate and improve the climate resilience of rural roads in Cambodia, while providing support to a pilot program to improve urban water supply and sanitation infrastructure in the country's Tonle Sap Basin.

In Viet Nam's two largest cities, Ha Noi and Ho Chi Minh City, projects will improve energy efficiency, promote traffic efficiency, and reduce greenhouse gas emissions, with funds from the Clean Technology Fund.

ADB helped mobilize resources to implement action plans in Indonesia, Malaysia, and the Philippines under the Coral Triangle Initiative that will help conserve and regenerate coastal and marine resources, while enabling communities to generate wealth.



New Prosperity for an Ancient Trade Route

More than 1,200 years ago, during the Tang Dynasty, merchants from the Yunnan region the People's Republic of China began forging trade routes to carry aromatic tea and other goods to the far corners of Asia.

One of these southern caravan trails meandered through what is today Luang Namtha Province in the Lao People's Democratic Republic (Lao PDR), then crossed the Mekong River into Thailand.

ADB helped to revitalize these old trade routes for the people of the Lao PDR. It supported the construction of the Route 3 Highway, stretching from the country's northern border with the People's Republic of China (PRC) to the southern border with Thailand. It also financed the construction of the 4th Thai–Lao Friendship Bridge, which spans the Mekong River.

"After the road was completed, trade volume increased more than 70%. Then, after the Friendship Bridge was completed last year, trade volume increased a further 12%," said Tinnawat Silarug, chief of investigation at Thailand's Chiang Khong Customs House.

Every morning, long convoys of trucks from the PRC and the Lao PDR stream across the bridge into Thailand, carrying produce, equipment, and other goods that will be in Bangkok's bustling markets by nightfall. Tourism has also markedly increased for the Lao PDR. "We have more tourists than ever visiting this part of our country—about 20,000 people a month," said Sibounheuang Phanthalak, director general of the 4th Mekong Friendship Bridge in the Lao PDR. "Most of the tourists are from the PRC and Thailand, but we're getting more from ASEAN and western countries, too."

With northern border crossings up significantly, the Lao PDR's export volume increased threefold between 2008 and 2012. The road and the bridge are at the heart of this transformation, helping deliver greater prosperity to communities all along this revitalized trade route.



MTR ACTION PLAN: ADB will expand private sector development and operations to 50% of annual operations by 2020.

Developing the Private Sector

As a cornerstone of economic growth throughout Asia and the Pacific, private sector development is a primary focus of Strategy 2020.

ADB has long been an important financier of private infrastructure and financial intermediaries, and this was highlighted again in 2014. In a landmark year, ADB approved 25 private sector projects for a total of more than $1.9 billion, while cofinancing of over $5 billion was generated. As it further expands its engagement with the private sector, ADB will promote inclusive and environmentally sustainable growth across the region.

The Midterm Review (MTR) of Strategy 2020 requires ADB to become more active as a project developer, helping prepare and bring projects to market. In response, ADB established the Office of Public–Private Partnership (OPPP) in September 2014. The office provides transaction advisory services to help countries prepare and deliver bankable public–private partnerships (PPPs). These partnerships are essentially long-term contracts between governments and privately owned companies to build and maintain public infrastructure. The PPP approach has been adopted globally as a model for delivering high-quality and sustainable infrastructure projects. However, in developing Asia, the use of PPPs has been impeded by a lack of resources to prepare appropriate projects for market. The OPPP supports ADB regional departments in their operations to promote and implement PPPs. ADB reinforced its commitment in November 2014 by establishing the Asia Pacific Project Preparation Facility (AP3F). This facility will provide assistance to the public sector agencies responsible for preparing and structuring PPPs in developing member countries (DMCs).

ADB's financing assistance to the private sector in 2014 comprised various modalities. These included loans, equity investments, credit enhancement products such as guarantees to banks, and B loans (funded by other banks).

MORE THAN
17,900 MW
of energy generation capacity installed between 2011–2014



ADB also increased the use of risk transfers as a way of attracting third-party institutional capital into its investment activities, while better managing its own limited capital.

ADB introduced several reforms to its private sector operations during the year. As a result, ADB approved private sector financing at volumes 19% higher in 2014 compared to 2013, with the number of deals at record levels. B-loan syndication activity was also particularly strong, mobilizing over $860 million.

BOOSTING SKILLS AND SUPPORTING BUSINESS

ADB recognizes that the resources required to plan, prepare, and deliver private investment opportunities can be significant for individual governments. It therefore provides extensive support to help improve the skills of public service officials who are involved in preparing bankable projects for private investment. ADB also works to help create business environments that enhance the commercial viability of private investment.

YOUR SAY:

The funding line for housing from ADB has made owning one's home not just a dream but a reality.

Lakshman Silva, Chief Executive Officer of DFCC Vardhana Bank in Sri Lanka

Enhancing Capacity and Sharing Knowledge

ADB is collaborating with the World Bank and the Inter-American Development Bank to create a globally recognized PPP certification and credentialing program. This will help establish professional standards in PPP design and implementation for public officials and participants from private enterprise.

ADB is also providing tailored support to individual DMCs. In October, it conducted an assessment of PPPs in Malaysia with the national PPP Unit, sharing international best practice to support their intended expansion of infrastructure PPPs, as well as for sharing Malaysia's experience with other DMCs in Southeast Asia. In Myanmar, it is working with the government to lay the foundations for a national PPP program. In February, ADB approved technical assistance to the Ministry of Electric Power to help increase private investment in power generation, along with


Philippines

AFP

Opening the Pipeline of Private Investment

High-quality infrastructure—from reliable power and water supplies to well-built roads and airports—is central to a country's development. In Asia and the Pacific, however, there is a serious lack of infrastructure. ADB puts the region's infrastructure investment needs at $8 trillion from 2010 to 2020.

Public–private partnerships (PPPs) can be an effective tool to narrow the region's infrastructure gap. PPPs are contractual arrangements where a government partners with the private sector to deliver infrastructure services. From simple contracts for privately-run services to more complex agreements such as build–operate–transfer, where private parties finance, build, and operate over a fixed period to generate returns before transferring ownership to the government.

Good advice and preparation is key to structuring PPPs that entice private finance. In the Philippines, for example, ADB has been working closely with the government to prepare and implement PPPs for years. From just 11 projects in 2010, the Philippines now has 61 potential PPPs valued at about $3 billion or just over 1% of gross domestic product. The 61 projects include highways, national railways, urban light rail transit, classrooms, hospitals, and airports. One example, a PPP for the Mactan Cebu International Airport will now upgrade and expand facilities, which are straining to cope with increased traffic and tourists. Demonstrating end-to-end PPP support, ADB also played a key role in mobilizing the debt financing, including $75 million of its own.

Projects like this prove that ADB can be more than a financier. The MTR of Strategy 2020 concluded that PPP preparation and advisory resources were key. In September, ADB established the new Office of Public–Private Partnership to provide independent transaction advisory services to developing member country governments and help structure bankable PPP projects. These services include financial structuring, due diligence, documentation, marketing, evaluation, and facilitating financing. The office will also help to coordinate ADB's PPP operations.

support for planning and public debt management. This means ADB is now engaged in PPP policy development and project management readiness in every country in Southeast Asia.

In Timor-Leste, the Pacific Private Sector Development Initiative (PSDI) worked with the PPP unit to strengthen the country's ability to manage projects, particularly those for water, power, and transport.

Creating Positive Environments for Enterprise

Through its support for policy and regulatory reforms, ADB strives to improve business conditions for private enterprise in individual DMCs. These reforms include more secure and transparent business regulations, and simpler tax and trade policies.

In December 2014, ADB approved the formation of the Mekong Business Initiative. The initiative, which is funded by $10 million from the Government of Australia, will focus on policy advice and advocacy to improve the business environment in Cambodia, the Lao People's Democratic Republic (Lao PDR), Myanmar, and Viet Nam. It aims to increase the number of small and medium-sized enterprises in these countries to 1.5 million by 2023.

In Indonesia, ADB supported a range of reforms to improve the country's commercial environment, including initiatives to accelerate priority infrastructure projects, and the establishment of a PPP unit in the Ministry of Finance.

In the Lao PDR, ADB assisted the government to develop a PPP regulatory framework and prepare four prefeasibility studies in education and health.

In the People's Republic of China (PRC), ADB has assisted in the preparations for a national law, drafting of procedures, and guidance on PPPs. These activities are aimed at increasing business confidence and attracting more private investment, especially in infrastructure. ADB is also assisting the PRC to establish a fund that will provide government financial support to PPPs.

In Nepal, ADB helped the government prepare draft policy, legislation, and guidelines to build solid regulatory and institutional frameworks for PPPs. As of December 2014, the government had identified five potential PPPs, and plans to implement pilot projects to showcase potential.

Across DMCs in the Pacific, the PSDI has helped reduce lending risk and expand access to credit. The introduction of secured transactions and personal property securities will enable borrowers to use movable or unfixed assets as collateral for loans. Since 2006, the PSDI has supported the passage of laws in eight Pacific DMCs, six of which also have established registries for secured transactions. In 2014, the PSDI designed financial products to expand the use of frameworks for secured transactions in Timor-Leste and other Pacific DMCs.

Preparing and Delivering Projects for Private Participation

To stimulate greater private investment, ADB provides extensive support to DMCs to identify and prepare viable and bankable projects, and ensure that well-developed projects are realized.

ADB support to the PPP Center in the Philippines resulted in the preparation and award of three national PPP projects in 2014. As of December, seven projects were under bidding, while 39 projects were in preparatory phases. World Economic Forum and G20 reports in 2014 cited the Philippines as a prime example of how governments can promote and manage PPPs.

ADB is also backing PPPs for projects that extend beyond national borders. In April, it provided technical assistance—cofinanced with the Government of Canada and International Enterprise Singapore—to enhance regional project development under the Association of Southeast Asian Nations (ASEAN). This assistance will also further efforts to link PPPs with the ASEAN Infrastructure Fund (AIF).

ADB continues to advise the Government of Mongolia on the country's first PPP project, a $1.3-billion heat and power plant in Ulaanbaatar. In June 2014, a private consortium agreed with the government to construct, finance, operate, and maintain the project over a 25-year period. In Central and West Asia, ADB continues to advise the consortia of national gas companies working to prepare and tender the 1,800-kilometer Turkmenistan–Afghanistan–Pakistan–India (TAPI) natural gas pipeline project. A milestone was achieved in November 2014 with the incorporation of the TAPI Pipeline Company Limited.

ADB has also secured endorsement and support from other multilateral development banks, international organizations, and some major national development banks, to develop jointly project preparation software under the International Infrastructure Support System. The software will provide guidance and templates to help the public sector better prepare infrastructure projects that can attract private investment.

DELIVERING FINANCIAL ASSISTANCE TO TARGETED SECTORS

Throughout 2014, ADB continued to support financial market intermediaries and infrastructure development in the areas of energy (particularly renewable energy), water supply and sanitation, transportation, and urban development. Education and agribusiness also emerged as focus areas.

The year was notable for projects with strong gender focus. A number of flagship projects contained measures that allow women and girls to access more readily education, employment, and finance. These projects span rural education and affordable housing finance in India, food value chain development in Cambodia and India, and financial inclusion in Tajikistan.

Moving into New Areas

ADB expanded its private sector operations into a number of new areas in 2014.

It made its first investment in privately operated education, with a commitment of $2 million to Hippocampus Learning Centres (HLC) in India. HLC runs preschool and after-school coaching programs for children in rural India, with each center supervised by a woman teacher from the local community. This is a pioneering, low-cost system for supplementary education in rural areas, where the reach of formal education has been limited or badly constrained.

In another first, this time in private agribusiness across borders, ADB committed $16.5 million to support Akay Flavours & Aromatics, which operates in Cambodia and India. The company is investing to add value in the supply chain for spices, from climate-resilient and inclusive farming models to processing and export. This project aims to promote regional trade and foreign direct investment in Cambodia, while reducing rural poverty by creating opportunities for poor farmers.

During 2014, ADB commenced its private sector operations in Myanmar, making two significant investments to improve the country's commercial infrastructure. It approved total financial assistance of $120 million—comprising a loan, an equity investment, a B loan, and a political risk guarantee—to revitalize about 10 acres of downtown Yangon, the country's largest city. The area will become a thriving central business district located next to the central railway station and the Bogyoke Market. The development consists of a hotel with serviced apartments, two office towers, a retail podium, a residential tower, restoration of a heritage building, and Myanmar's first district cooling plant. ADB also approved a loan of $100 million for connectivity infrastructure in Myanmar. The project will develop telecommunications towers, establish cold storage facilities, and support a logistics fleet company.

For the first time, ADB provided support for a port services company. It approved a loan of $40 million to Ocean Sparkle, one of India's leading port operators, to acquire tugboats, platform supply vessels, and tug supply vessels. The loan is expected to boost confidence for private investment in India's port operations and maritime infrastructure.

In the Philippines, ADB approved a loan of $75 million to GMR Megawide Cebu Airport Corporation to expand and renovate the passenger terminals of the Mactan Cebu International Airport. This is the first ADB loan to the aviation sector in the Philippines, and a landmark PPP for the country. As the only international airport in the Visayas region that can handle large numbers of passengers, added capacity at Mactan Cebu International Airport will create new employment opportunities in the region.

Expanding Capital Markets and Financial Services

During 2014, ADB intensified its support for micro, small, and medium-sized enterprises—engines of inclusive growth and key contributors to poverty reduction. It provided a $20-million loan to DemirBank in Azerbaijan, a $40-million loan to Khan Bank in Mongolia, and an $11-million investment (comprising a loan, equity, and a B loan) to AccessBank in Tajikistan.

To develop agriculture and agribusiness in India, ADB provided loans of $200 million each to Axis Bank and YES Bank. The loans will be used to help provide finance to poor farming households and women on low incomes in rural areas. ADB also approved an equity investment of $40 million in Olympus Capital Asia V Fund, supporting middle-market Asian companies operating in agribusiness and food, financial and business services, and environmental development.

An equity investment of $30 million in Asia Environmental Partners II is helping to stimulate private equity participation in environmental finance across Asia and the Pacific, aiding environmentally sustainable growth in the region.

In India, ADB committed $125 million to Dewan Housing Finance Corporation to provide loans to low-income customers, at least half of them women, to buy affordable housing. This investment will help reduce poverty, create jobs, and raise standards of living.

In Sri Lanka, ADB is helping to expand access to finance for infrastructure development, and add to the level of private credit in the banking system, through a direct loan of $75 million and a B loan of $25 million to Hatton National Bank. This funding will contribute to inclusive growth and recovery in post-conflict areas.

Directing Trade Finance Where It's Needed

Without sufficient finance to support export and import activities, trade cannot deliver its full potential to generate economic growth, create jobs, and reduce poverty.

In 2014, ADB conducted a study that estimated the global market gap for trade finance at $1.9 trillion, of which approximately $1 trillion is required in Asia. Companies surveyed said that expanding access to trade finance by 15% would result in 21% higher production and a need to hire 17% more people.

Through its Trade Finance Program (TFP), ADB works to close market gaps for trade finance by providing banks with guarantees and loans that support trade.

In 2014, the TFP facilitated almost 2,000 transactions valued at over $3.8 billion, with over $2 billion cofinanced by banks, private insurers, an export credit agency, and International Enterprise Singapore. Over 98% of TFP transactions were in countries accessing the Asian Development Fund, and support was provided to 1,549 small and medium-sized enterprises, with 246 trade transactions between DMCs. A report on the TFP released by the Independent Evaluation Department concluded that the TFP had significantly contributed to trade in Asia and to the development of a trade financing sector which would not otherwise have existed.



MORE THAN
$15 BILLION
of trade finance supported between 2011–2014
ADB ASSISTANCE WORKS

Providing Finance for Vital Infrastructure

In 2014, ADB continued to pave the way for the private sector to participate in core infrastructure projects around the region.

In the key area of renewable energy, ADB approved an equity investment of $50 million to ReNew Power Ventures, a leading developer of wind-generated energy in India. It also approved a loan of $100 million to ACME Solar Energy to develop 200-megawatt solar photovoltaic power generation capacity across several projects in India.

In the conventional energy sector, ADB approved a loan of $75 million for a 341-megawatt gas power project in Bangladesh. The project will help alleviate Bangladesh's severe power shortage, while reducing greenhouse gas emissions compared with coal or hydrocarbon power generation.

To improve wastewater and sewerage for the rural poor in the PRC, ADB provided a direct loan of $100 million and a B loan of $200 million to support the construction of a


ADB approved 25 private sector projects for a total of more than
$1.9 B
in 2014

series of small-sized wastewater treatment plants, and to build associated sewage pipelines across the country. The project is focused on rural townships situated along rivers, with significant environmental challenges and on other areas sensitive to climate change.

Fostering Cofinance and Partnership

ADB's private sector operations leveraged significant commercial resources to supplement its own pool of capital during 2014. It raised over $5 billion through cofinancing, including over $2 billion generated through the TFP. There was robust growth in syndicated B loans and parallel cofinancing. ADB's private sector operations will continue to play a key role in mobilizing third-party capital, which is a strong focus under Strategy 2020.

Leveraging bank and development partner resources is critical, given limited ADB capital and the growing needs of the region. In Georgia, ADB backed the development of a hydropower project in the southwestern region of Adjara—its first commitment to a private energy project in the country. The project aims to supply the Adjara region and selected parts of northern Turkey with reliable power, alleviating Georgia's dependence on fossil fuel. ADB approved a direct loan of $75 million and mobilized $15 million from the Canadian Climate Fund for the Private Sector in Asia. It also worked closely with the International Finance Corporation and the European Bank for Reconstruction and Development in cofinancing this challenging project.

In 2014, ADB innovatively utilized concessional funding from the Clean Technology Fund (CTF). In Indonesia, following the successful financing of the Sarulla geothermal project in 2013, ADB approved a loan of $50 million for a 240-megawatt geothermal project across the Muara Enim, Lahat, and Pagar Alam regencies of South Sumatra, approximately 225 kilometers from Palembang. In northeastern Thailand, ADB approved a loan of $53 million and deployed $30 million from the CTF for an 80-megawatt wind farm in the Sap Yai District of Chaiyaphum Province. The project will further diversify Thailand's energy mix, and help the country meet its clean energy targets.


Public-Private Partnerships
Reference
Guide
Version 2.0

PPPs: A GLOBAL PERSPECTIVE

With public-private partnership (PPP) becoming an increasingly effective means of meeting the development challenges of Asia and the Pacific, sharing knowledge on PPP experiences is vital. ADB, together with the World Bank and the Inter-American Development Bank, has published a second version of the PPP reference guide. It presents a global overview of approaches and experiences in PPP implementation, along with more extensive case studies from Asia and the Pacific and Inter-American regions.


ASTANA 2014
Business Session
47TH ANNUAL MEETING OF THE BOARD OF GOVERNORS
INDIA
INDIA

MTR ACTION PLAN: ADB will become a more dynamic, agile, and innovative institution. ADB

Delivering an Effective Organization

The Midterm Review (MTR) of Strategy 2020 delivered a resounding recommendation: that ADB streamline its operations to provide better service to its member countries.

ADB moved quickly to introduce measures to strengthen its capacity and effectiveness. It recalibrated its business model and institutional settings to improve project implementation, mobilize greater financial resources, introduce additional flexibility into managing staff resources, and strengthen knowledge work.

To achieve economies of scale and deliver value for money, ADB established a working group to improve project quality assurance and streamline its processes in financing operations. In July 2014, it launched a new process for allocating technical assistance, linking incentives with performance, and increasing transparency. To improve project readiness, it extended by 2 years the pilot period of the facility used to quickly disburse finance to developing member countries (DMCs) for project development. It updated its corporate results framework, and is refining its guidelines for results frameworks at the country and project levels.

ADB further refined its products and processes, which are expected to enable it to transfer risk to a broader set of commercial cofinanciers, freeing up existing capital for new transactions.

ADB is determined to become a more dynamic and agile institution. In 2014, it moved to reinforce staff skills, incentives, and human resource practices. Regional departments began sharing staff to bridge skills gaps, strengthen teamwork, and ensure that knowledge and experience is transferred across regions. Field offices, also known as resident missions, are being strengthened, too. They will play a larger role in managing knowledge operations, and have more authority to make decisions on procurement and disbursements.

ENSURING ADB DELIVERS RESULTS

Development Results

The Development Effectiveness Review (DEfR) process, introduced in 2008, measures ADB's progress toward corporate targets and drives decision making. The 2014 DEfR assessed ADB's performance through 91 indicators adjusted to reflect the Midterm Review (MTR) of Strategy 2020 Action Plan and upgrades to the corporate results framework. It found that ADB's operational success continued to rise, and did so mostly within budget. For the first time, ADB achieved over 80% of its target outcomes. Activities such as cofinancing, public–private partnerships, disbursements, budget efficiency, project quality at entry, and operational alignment with Strategy 2020 all improved. The DEfR also found that implementation delays, and the uncertain financial



Independent Evaluation: Fundamental for Effectiveness

In September 2014, ADB hosted an international conference at its headquarters in Manila to mark 10 years of independent evaluation at ADB. This event attracted more than 200 participants, including representatives from 26 developing member countries. Attendees discussed the power of evaluation, learning, and innovation in addressing the development challenges of Asia and the Pacific.

ADB's evaluation process changed dramatically in the decade between 2004 and 2014. It progressed from providing assessments of completed programs and projects to providing insightful, predictive, long-term input into corporate policies and programs.

The Independent Evaluation Department (IED) has played an important role in shaping ADB policies and direction. In 2014, the IED prepared its own, highly influential assessment of ADB's Strategy 2020.

This assessment helped to inform the Midterm Review (MTR) of Strategy 2020, with actions identified in the assessment contributing to the areas of inclusion, sustainability, and development effectiveness in the MTR of Strategy 2020.

Country evaluations have fed into the preparation of country partnership strategies and operational plans, as well as the design of programs and projects. In 2014, IED finalized evaluations on governance, natural disasters, social protection, and inclusive growth, which have contributed to the strategic and operational directions of ADB. Corporate evaluations on the role of technical assistance in ADB operations, an operational review of the institution's safeguards policy, and the performance of its Trade Finance Program delved into ADB's processes and programs.

Plan Points to Improved Procurement

In 2014, ADB approved a 10-point action plan for procurement reform, as an integral part of the Midterm Review of Strategy 2020 Action Plan. The procurement action plan and associated reforms set out to reduce procurement time, increase administrative efficiency, and improve project delivery, while maintaining sound financial oversight. At each step in a project's cycle—from country partnership strategy and project concept to project preparation and contract implementation—risk is considered and weighed to determine procurement actions.

The reforms, which are now being implemented, provide for review of, and greater reliance on, country systems. They include revision of procurement thresholds, including international competitive bidding limits and prior- and post-review limits. A new administratively efficient post-review method has been introduced, and procurement decision-making is further delegated and decentralized to regional departments and field offices. An online procurement review system has been launched, and action has been taken to enhance practices in engaging consulting services to improve quality and reduce time.





A GUIDING LIGHT ON RENEWABLE ENERGY

On 27 February 2014, ADB Vice-President Bruce Davis announced that ADB headquarters had switched to using 100% renewable energy. The offices are now powered using energy generated by geothermal plants in Tiwi and Makiling–Banahaw, both of which are on the main Philippine island of Luzon, in addition to solar power generated by ADB's rooftop solar panels. These geothermal and solar sources meet the entire energy requirements of ADB headquarters.

sustainability of many outcomes need particular attention.

Complementing the DEfR process, ADB published *Together We Deliver* in May 2014. The publication profiles projects supported by ADB that achieved strong development results, and outlines examples of best practice and innovation.

Progress on Global Partnership

ADB is committed to the effective development cooperation principles that were agreed at the Fourth High Level Forum on Aid Effectiveness in Busan, Republic of Korea in 2011. The principles highlight country ownership, focus on results, inclusive partnerships, transparency and accountability, and support for fragile and conflict-affected states. The Global Partnership for Effective Development Cooperation (GPEDC) was launched at the 2011 meeting and provides a framework to track progress on the principles.

ADB tracks its progress using two methodologies from the GPEDC framework: operations aligned with country-owned results frameworks, and sovereign operations using country (public financial management and procurement) systems. Almost all ADB operations approved in 2014 were clearly linked to, or contributed to, output indicators in country sector results and targets of DMCs' national development plans. The use of country systems captures the use of public financial management systems and country procurement systems. Due to growth in policy-based operations, ADB's performance on this indicator improved to 55% overall in 2014 from 50% in 2013, but still below the baseline of 59%.

During 2014, ADB contributed to the first High-Level Meeting of the Global Partnership for Effective Development Cooperation in Mexico, which reaffirmed effective development cooperation principles and highlighted new priorities—South–South cooperation and knowledge sharing, domestic resources mobilization, middle-income countries, and business as a partner in development. ADB published *Global Partnership for Effective Development Cooperation: What it Means for ADB*, which served as ADB's report after the Mexico meeting.


Since 2004, ADB has saved
$1.1 M
by reducing electricity, water, and paper consumption; and solid waste

Transparency and Disclosure
ADB improved its transparency in 2014, and this was recognized in the Aid Transparency Index, which measured the transparency of 68 of the world's leading donor organizations. ADB's ranking jumped to fifth in 2014, up five places compared with 2013. ADB was the top-rated multilateral development bank in the index, with its transparency measure increasing from about 57% in 2013 to 83.8% in 2014.

As well as disclosing new categories of loan documents in 2014, ADB rolled out an upgraded tracking system to capture ADB responses to information requests received via its website. It also provided staff with updated guidance on implementing disclosure requirements.

STRENGTHENING STAFF CAPACITY

Human Resource Management
In 2014, ADB adopted a range of new measures to ensure that its DMCs are serviced by the most talented and motivated professionals available. The new talent management initiatives included increased use of social media for recruitment, focused outreach and recruitment to field offices, streamlined staff evaluation periods, and more specific managerial selection. ADB also enhanced succession planning and introduced renewable fixed-term contracts and 360-degree feedback for senior positions. It conducted an annual talent review exercise to better assess staff performance and potential, and established a structured skills audit to identify gaps in existing organizational skills.

ADB is also strengthening its field offices. It is implementing outposting arrangements, and establishing regional hubs staffed with specialists in safeguards, social development, procurement, and disbursement. It is also building a more gender-balanced, diverse, and inclusive workplace, through principles included in all human resource policies and programs.

Learning and Development
ADB continued to develop its staff, to meet business needs and for personal growth. In 2014, 119 internal programs were conducted, attended by 2,195 staff. Enhancing leadership and management skills was a priority. Some programs aimed to develop new managers, supervisors, mission leaders, and mission team members, while an orientation program for new directors and country directors was also launched. Other training programs aimed to reduce risks in procurement, improve project implementation, and respond to financial reporting and audit requirements. ADB also introduced online programs on leadership, and diversity and inclusion. During the year, ADB provided 42 specialized programs and related activities to support its regional operations and maximize knowledge sharing among DMCs. These events were attended by 248 staff from various ADB field offices across the Asia and Pacific region.

Safeguards
ADB worked with DMCs in 2014 to strengthen their legal frameworks and institutional capacity on safeguards. It also

promoted the sharing of knowledge on managing safeguards among member countries. A total of 118 projects were screened and reviewed for potential impacts related to the environment, involuntary resettlement, and indigenous peoples. ADB conducted orientation seminars to improve staff's ability to address sensitive issues relating to safeguards. It held two thematic workshops: one on assessing and mitigating biodiversity impacts in projects; the other on improving environmental management planning and implementation. At the country and project levels, ADB provided training to DMC officials, implementing agencies, and project management units on implementing and monitoring safeguard plans and frameworks. It also carried out activities with key development partners to help reduce the costs of safeguard compliance at the country and project levels.

MAKING THE MOST OF ADB RESOURCES

Internal Administrative Resources

Through new efficiency and cost-reduction measures, ADB's administrative expenses grew only slightly in 2014. Net internal administrative expenses (IAE) totaled $528.44 million, including administrative expenses for the Independent Evaluation Department. The total represents a utilization rate of 88.3% against the original budget of $598.39 million. The budget carryover of $11.97 million, which is 2% of the net IAE budget, brought the net IAE after budget carryover to $540.4 million, representing a utilization rate of 90.3%. Savings were realized mainly from staff costs; staff development and relocation; business travel; consultants; and other administrative expenses such as communications, office occupancy, office supplies, contractual services, insurance, depreciation, and miscellaneous expenses.

The net IAE budget for 2015 is $617.7 million. Modest additional resources of 3.5% over the 2014 midyear budget estimate are required to effectively implement the MTR Action Plan, but over half of this additional allocation is expected to be covered through efficiency measures. The 2015 budget also includes an annual capital budget of $8.8 million to fund cyclical capital expenditures.

Risk Management

ADB maintains a corporate culture that is acutely risk aware. It implements business processes that allow departments and offices to monitor, mitigate, and manage the specific risks associated with their operations. In 2014, in line with its increased activity in the private sector, ADB paid particular attention to underpinning its management of credit risks associated with private lending. It devoted substantial resources to improving the credit process for private sector transactions, implementing a new technology platform for credit risk management, and launching a new operational risk management approach across the organization. ADB also provided technical assistance to financial institutions in Central Asia and the Pacific to expand their knowledge and capability in risk management.

Audit

ADB's Office of the Auditor General (OAG) provides independent and objective audit and advisory services designed to improve ADB operations. It provides assurance that internal controls designed to manage risks and achieve ADB's development objectives are operating efficently and effectively. It also plays a key role in evaluating and monitoring implementation of ADB operational and strategic policies.

It issued 19 audit reports in 2014, covering sovereign operations, nonsovereign operations, risk management, treasury, information technology, and finance and administration. It monitored the implementation of audit recommendations, and validated the actions of business units to mitigate risks.

The OAG also completed 16 advisory engagements on internal processes, provided advice on the audit requirements of donors and cofinanciers, and participated in key committees. ADB departments and offices consult with OAG for advice on a new process or for training. It also collaborated with external agencies on professional practices in internal auditing, and launched an internal auditing apprenticeship program.

In August 2014, the OAG hosted the first forum for heads of internal audit for the Philippines' Association of Government Internal Auditors.

Integrity and Anticorruption Activities

ADB proactively addresses any corruption in activities it finances, supports, or administers. In 2014, it blacklisted 139 individuals or organizations for integrity violations. During 2014, ADB held 55 training events on integrity, and developed 14 knowledge products to share insights from integrity investigations and procurement-related reviews.

ADB staff and external stakeholders are doing more to prevent and report integrity concerns. In 2014, the number of reports by ADB staff of possible integrity violations reached 89, while reports by external parties increased to 132. In April, ADB hosted the 5th International Financial Institutions Private Sector Integrity Conference, which was attended by 35 participants from the International Monetary Fund, the World Bank, regional banks, International Finance Corporation, Multilateral Investment Guarantee Agency, Council of Europe Development Bank, European Investment Bank, and European Investment Fund. ADB led discussion on policies, processes, and approaches for ensuring integrity in private sector operations.

Administrative Services

ADB has invested in providing its staff with safe, secure, and comfortable workplaces that respect the natural environment. In February 2014, ADB announced that it would use 100% renewable energy to power its headquarters, preventing approximately 7,800 tons of greenhouse gas emissions by the year's end. Other green initiatives and conservation programs in 2014 saved around $100,000. Since 2004, the organization



Accountability: Building on 10 Years of Feedback

ADB marked 10 years of the Accountability Mechanism in October. The Accountability Mechanism provides avenues for people who have been adversely affected by ADB-assisted projects to voice objections, seek solutions to problems, and report alleged noncompliance with ADB operational policies and procedures. The mechanism consists of two separate but complementary functions: problem solving (led by the Office of the Special Project Facilitator - SPF) and compliance review (led by the independent Compliance Review Panel - CRP). In 2014, SPF reviewed the cases of people affected by ADB-supported projects in Samoa's Promoting Economic Use of Customary Land technical assistance and the Agribusiness Support Project. Problem solving in this complaint is still ongoing, while a complaint on Nepal's Decentralized Rural Infrastructure and Livelihood Project was resolved amicably among its stakeholders. The CRP issued a report of its review of a railway project in Cambodia. Elements of noncompliance were found in the railway project, and ADB worked throughout the year with affected parties to address these issues.

has saved $1.1 million by reducing its consumption of electricity, water, paper, and generation of solid waste. The modernization of air-conditioning and elevator systems will result in annual savings of about $650,000 in electricity and maintenance costs. New models for business travel and food services, and the phased implementation of an electronic requisition and management system, are expected to produce savings of $1.2 million. ADB achieved ISO 22301:2012 certification in April 2014 for meeting business continuity management requirements and standards.

About the Third Atrium: The Third Atrium of ADB headquarters was officially opened on 11 November 2014. The new building provides 31,000 additional square meters of office space and facilities. While it reflects the architectural character of the main building, its carbon footprint is significantly lower and environmental impact is minimized. Features include increased natural lighting; rainwater harvesting and roof drainage; a skylight that generates electricity; solar panels on the roof deck; energy-efficient air conditioning, lighting, and elevators; native plants with minimal watering needs; and drip irrigation.

Information Technology

In 2014, ADB improved and upgraded its information and communication technology (ICT) systems and knowledge base to meet the recommendations of the MTR of Strategy 2020. Implementation of wireless services in headquarters, and e-mail access on personal mobile devices, allowed staff to effectively access and share information. Systems were deployed to make project procurement faster, and to provide online access to administrative services. ADB decentralized operations to field offices by optimizing ICT connections between field offices and headquarters, ensuring fast, accessible, reliable, and secure exchange of information. It also provided training to field office staff to improve ICT knowledge and make ICT use more productive. ADB conducted the ICT Week 2014 knowledge-sharing event, bringing together ADB staff, aid and development specialists, and technology experts.

Mutual Understanding

The ADB ombudsperson promotes collaboration among ADB staff, providing informal help to resolve workplace issues. In 2014, more than 150 staff sought assistance from the ombudsperson to resolve concerns. To raise awareness of the service, the ombudsperson made presentations to all departments within headquarters and each field office. He also met periodically with the ADB President and senior management to provide feedback on emerging workplace concerns. The ombudsperson made presentations on best practices at the International Ombudsman Association Annual Conference and the United Nations and Related International Organizations Ombudsman and Mediators Group meeting.

ACKNOWLEDGMENTS

Board of Directors Working Group on the Annual Report 2014

Richard Sisson (Chair); Hideo Fukushima; Gaudencio Hernandez, Jr.; René Legrand; Michael Strauss; Wenxing Pan *

* *Replaced Alternate Director Guoxi Wu on 2 December 2014.*

The Board of Directors Working Group on the Annual Report 2014 would like to thank all ADB departments and offices for their contributions to this report.

COVER PHOTO: India's chili farmers will reap the benefits of a $16.5-million loan from ADB to one of the country's leading spice producers, which will help the company expand their products and markets. CREDIT: Rakesh Sahai/ADB

In this publication, "$" refers to US dollars.

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